As filed with the Securities and Exchange Commission on
                                January 21, 2000

                             Registration No._______
             ======================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------


                                    Form S-6

                                ----------------

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2

                                ----------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                           (EXACT NAME OF REGISTRANT)
                                ----------------
                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                   (Depositor)
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                ----------------

                                Donald R. Stading
                          Secretary and General Counsel
                    Ameritas Variable Life Insurance Company
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                -----------------

Title of Securities Being Registered: SECURITIES OF UNIT INVESTMENT TRUST

Approximate Date Of Proposed Public offering: As soon as practicable after the effective date of the Registration Statement.

Flexible Premium Variable Life Insurance Policies--Registration of an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

               RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-8B-2
                               AND THE PROSPECTUS

 ITEM NO. OF
 FORM N-8B-2     CAPTION IN PROSPECTUS
 ------------    ----------------------

       1           Cover Page
       2           Cover Page
       3           Not Applicable
       4           Distribution of the Policies
       5           Ameritas Variable Life Insurance Company - Separate Account V
       6           Ameritas Variable Life Insurance Company - Separate Account V
       7           Not Required
       8           Not Required
       9           Legal Proceedings
      10           Summary;  Addition,  Deletion of Substitution of Investments;
                   Policy  Benefits;  Policy  Rights;  Payment and Allocation of
                   Premiums; General Provisions; Voting Rights
      11           Summary; The Funds
      12           Summary; The Funds
      13           Summary; The Funds - Charges and Deductions
      14           Summary; Payment and Allocation of Premiums
      15           Summary; Payment and Allocation of Premiums
      16           Summary;  Calvert Variable Series, Inc. Ameritas  Portfolios,
                   Variable Insurance Products Fund, Variable Insurance Products
                   Fund II, The Alger  American  Fund,  MFS  Variable  Insurance
                   Trust, Morgan Stanley Dean Witter Universal Funds, Inc.
      17           Summary, Policy Rights
      18           Calvert Variable Series,  Inc. Ameritas Portfolios , Variable
                   Insurance Products Fund, Variable Insurance Products Fund II,
                   The Alger American Fund, MFS Variable Insurance Trust, Morgan
                   Stanley Dean Witter Universal Funds, Inc.
      19           General Provisions; Voting Rights
      20           Not Applicable
      21           Summary; Policy Rights, Loan Benefits; General Provisions
      22           Not Applicable
      23           Safekeeping of the Separate Account's Assets
      24           General Provisions
      25           Ameritas Variable Life Insurance Company
      26           Not Applicable
      27           Ameritas Variable Life Insurance Company
      28           Executive Officers and Directors of AVLIC;  Ameritas Variable
                   Life Insurance Company
      29           Ameritas Variable Life Insurance Company
      30           Not Applicable
      31           Not Applicable
      32           Not Applicable
      33           Not Applicable
      34           Not Applicable
      35           Not Applicable
      36           Not Required
      37           Not Applicable
      38           Distribution of the Policies
      39           Distribution of the Policies
      40           Distribution of the Policies
      41           Distribution of the Policies

 ITEM NO. OF
 FORM N-8B-2     CAPTION IN PROSPECTUS
 ------------    ----------------------

      42           Not Applicable
      43           Not Applicable
      44           Accumulation Value, Payment and Allocation of Premiums
      45           Not Applicable
      46           The Funds; Accumulation Value
      47           The Funds
      48           State Regulation of AVLIC
      49           Not Applicable
      50           The Separate Account
      51           Cover Page; Summary; Policy Benefits;  Payment and Allocation
                   of Premiums, Charges and Deductions
      52           Addition, Deletion or Substitution of Investments
      53           Summary; Federal Tax Matters
      54           Not Applicable
      55           Not Applicable
      56           Not Required
      57           Not Required
      58           Not Required
      59           Financial Statements

                                   AMERITAS VARIABLE LIFE INSURANCE COMPANY LOGO


PROSPECTUS                                                       5900 "O" Street
                                                P.O. Box 82550/Lincoln, NE 68501

Corporate Benefit VUL--A Flexible Premium Variable Universal Life
Insurance Policy issued by Ameritas Variable Life Insurance Company

Corporate Benefit VUL is a flexible premium variable universal life insurance Policy ("Policy") issued by Ameritas Variable Life Insurance Company ("AVLIC"). Corporate Benefit VUL is designed primarily for an employer who is seeking a cost-effective and tax-efficient means of informally funding a non-qualified deferred compensation plan for its key executives. Like traditional life insurance policies, a Corporate Benefit VUL Policy provides Death Benefits to Beneficiaries and gives you, the Policy Owner, the opportunity to increase the Policy's value. Unlike traditional policies, Corporate Benefit VUL lets you vary the frequency and amount of premium payments, rather than follow a fixed premium payment schedule. It also lets you change the level of Death Benefits as often as once each year.

A Corporate Benefit VUL Policy is different from traditional life insurance policies in another important way: the Policy Owner selects how Policy premiums will be invested. Although the Policy guarantees a minimum Death Benefit as long as the Policy remains in force, the value of the Policy, as well as the actual Death Benefit, will vary with the performance of investments you select.

The Investment Options available through Corporate Benefit VUL include investment portfolios managed by Ameritas Investment Corp., Fidelity Management & Research Company, Fred Alger Management, Inc., Massachusetts Financial Services Company, and Morgan Stanley Dean Witter Investment Management Inc. Each of these portfolios has its own investment objective and policies. These are described in the prospectuses for each investment portfolio which must accompany this Corporate Benefit VUL prospectus. You may also choose to allocate premium payments to the Fixed Account managed by AVLIC.

A Corporate Benefit VUL Policy will be issued after AVLIC accepts a prospective Policy Owner's application. Generally, an application must specify a minimum Death Benefit of $100,000 ($50,000 if the Term Insurance Rider is attached to the Policy). Corporate Benefit VUL Policies are available on individuals ages 18 to 65 at the time of purchase if guaranteed or simplified underwriting is used and ages 18 to 85 with regular underwriting. A Corporate Benefit VUL Policy, once purchased, may generally be canceled within 10 days after you receive it.

This Corporate Benefit VUL prospectus is designed to assist you in understanding the opportunities and risks associated with the purchase of a Corporate Benefit VUL Policy. Prospective Policy Owners are urged to read the prospectus carefully and retain it for future reference.

This prospectus includes a summary of the most important features of the Corporate Benefit VUL Policy, information about AVLIC, a list of the investment portfolios to which you may allocate premium payments, as well as a detailed description of the Corporate Benefit VUL Policy. The appendix to the prospectus includes tables designed to illustrate how values and Death Benefits may change with the investment experience of the Investment Options.

This prospectus must be accompanied by a prospectus for each of the investment portfolios available through this Policy.

Although the Corporate Benefit VUL Policy is designed to provide life insurance, a Corporate Benefit VUL Policy is considered to be a security. It is not a deposit with, an obligation of, or guaranteed or endorsed by any banking institution, nor is it insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The purchase of a Corporate Benefit VUL Policy involves investment risk, including the possible loss of principal. For this reason, Corporate Benefit VUL may not be suitable for all businesses. It may not be advantageous to purchase a Corporate Benefit VUL Policy as a replacement for another type of life insurance or as a way to obtain additional insurance protection if the purchaser already owns another flexible premium variable universal life insurance policy on the Insured. In addition, the tax consequences of continuing coverage beyond age 100 are uncertain, and the Policy Owner should consult a tax adviser as to the potential consequences.

The  Securities   and  Exchange   Commission   ("SEC")   maintains  a  web  site
(http://www.sec.gov) that contains other information regarding registrants that file electronically with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AUTHORITY HAS APPROVED THESE SECURITIES, OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   May 1, 2000

                              CORPORATE BENEFIT VUL
                                        1

TABLE OF CONTENTS
                                                                            PAGE
DEFINITIONS................................................................   3
SUMMARY....................................................................   6
YEAR 2000..................................................................  10
AVLIC, THE SEPARATE ACCOUNT AND THE FUNDS..................................  11
        Ameritas Variable Life Insurance Company...........................  11
        The Separate Account...............................................  11
        Performance Information............................................  12
        The Funds..........................................................  12
        Investment Objectives and Policies of the Funds' Portfolios........  14
        Addition, Deletion or Substitution of Investments..................  17
        Fixed Account......................................................  17
POLICY BENEFITS............................................................  18
        Purposes of the Policy.............................................  18
        Death Benefit Proceeds.............................................  18
        Death Benefit Options..............................................  18
        Methods of Affecting Insurance Protection..........................  20
        Duration of Policy.................................................  20
        Accumulation Value.................................................  21
        Payment of Policy Benefits.........................................  21
POLICY RIGHTS..............................................................  22
        Loan Benefits......................................................  22
        Surrenders.........................................................  23
        Partial Withdrawals................................................  23
        Transfers..........................................................  24
        Systematic Programs................................................  24
        Free Look Privilege................................................  25
PAYMENT AND ALLOCATION OF PREMIUMS.........................................  25
        Issuance of a Policy...............................................  25
        Premiums...........................................................  26
        Allocation of Premiums and Accumulation Value......................  27
        Policy Lapse and Reinstatement.....................................  27
CHARGES AND DEDUCTIONS.....................................................  28
        Deductions From Premium Payments (Percent of Premium Charge).......  28
        Charges from Accumulation Value....................................  28
        Daily Charges Against the Separate Account.........................  29
        Fund Expense Summary...............................................  30
GENERAL PROVISIONS.........................................................  32
DISTRIBUTION OF THE POLICIES...............................................  34
FEDERAL TAX MATTERS........................................................  35
SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS...............................  37
THIRD PARTY SERVICES.......................................................  37
VOTING RIGHTS..............................................................  38
STATE REGULATION OF AVLIC..................................................  38
EXECUTIVE OFFICERS AND DIRECTORS OF AVLIC..................................  38
LEGAL MATTERS..............................................................  40
LEGAL PROCEEDINGS..........................................................  40
EXPERTS....................................................................  40
ADDITIONAL INFORMATION.....................................................  40
FINANCIAL STATEMENTS.......................................................  40
AMERITAS VARIABLE LIFE INSURANCE COMPANY SEPARATE ACCOUNT V................
AMERITAS VARIABLE LIFE INSURANCE COMPANY...................................
APPENDICES................................................................. A-1

              The Policy, certain Funds, and/or certain riders are
                          not available in all states.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.


                              CORPORATE BENEFIT VUL
                                        2

DEFINITIONS

ACCRUED EXPENSE CHARGES - Any Monthly Deductions that are due and unpaid.

ACCUMULATION VALUE - The total amount that the Policy provides for investment at any time. It is equal to the total of the Accumulation Value held in Separate Account V, the Fixed Account, and any Accumulation Value held in the General Account which secures Outstanding Policy Debt.

ADMINISTRATIVE EXPENSE CHARGE - A charge, which is part of the Monthly Deduction, to cover the cost of administering the Policy.

ASSET-BASED ADMINISTRATIVE EXPENSE CHARGE - A daily charge that is deducted from the overall assets of Separate Account V to provide for expenses of ongoing administrative services to the Policy Owners as a group.

ATTAINED AGE - The Issue Age of the Insured plus the number of complete Policy Years that the Policy has been in force.

AVLIC ("we, us, our") - Ameritas Variable Life Insurance Company, a Nebraska stock company. AVLIC's Home Office is located at 5900 "O" Street, P.O. Box 82550, Lincoln, NE 68501.

BENEFICIARY - The person or persons to whom the Death Benefit Proceeds are payable upon the death of the Insured. (See the sections on Beneficiary and Change of Beneficiary.)

COST OF INSURANCE - A charge deducted monthly from the Accumulation Value to provide the life insurance protection. The Cost of Insurance is calculated with reference to an annual "Cost of Insurance Rate." This rate is based on the Insured's gender (where applicable), Issue Age, Policy duration, and risk class. The Cost of Insurance is part of the Monthly Deduction.

DEATH BENEFIT - The amount of insurance coverage provided under the selected Death Benefit option of the Policy.

DEATH BENEFIT PROCEEDS - The proceeds payable to the Beneficiary upon receipt by AVLIC of Satisfactory Proof of Death of the Insured while the Policy is in force. It is equal to: (l) the Death Benefit; (2) plus additional life insurance proceeds provided by any riders; (3) minus any Outstanding Policy Debt; (4) minus any Accrued Expense Charges, including the Monthly Deduction through the month of death.

FIXED ACCOUNT - An account that is a part of AVLIC's General Account to which all or a portion of Net Premiums and transfers may be allocated for accumulation at fixed rates of interest.

GENERAL ACCOUNT - The General Account of AVLIC includes all of AVLIC's assets except those assets segregated into separate accounts such as Separate Account V.

GRACE PERIOD - A 61 day period from the date written notice of lapse is mailed to the Policy Owner's last known address. If the Policy Owner makes a payment during the Grace Period such that the Net Cash Surrender Value of the Policy is sufficient to pay the Monthly Deduction, the Policy will not lapse.

INSURED - The person whose life is insured under the Policy.

INVESTMENT OPTIONS - Refers to the Subaccounts and/or the Fixed Account offered under this Policy.

ISSUE AGE - The age of the Insured at the Insured's birthday nearest the Policy Date.

ISSUE DATE - The date that all financial, contractual and administrative requirements have been met and processed for the Policy.


                              CORPORATE BENEFIT VUL
                                        3

MONTHLY ACTIVITY DATE - The same date in each succeeding month as the Policy Date except should such Monthly Activity Date fall on a date other than a Valuation Date, the Monthly Activity Date will be the next Valuation Date.

MONTHLY DEDUCTION - The deductions taken from the Accumulation Value on the Monthly Activity Date. These deductions are equal to: (1) the current Cost of Insurance; (2) the Administrative Expense Charge; and (3) rider charges, if any.

MORTALITY AND EXPENSE RISK CHARGE - A daily charge that is deducted from the overall assets of Separate Account V to provide for the risk that mortality and expense costs may be greater than expected.

NET CASH SURRENDER VALUE - The Accumulation Value of the Policy on any Valuation Date (including for this purpose, the date of Surrender), less any Outstanding Policy Debt and any Accrued Expense Charges.

NET PREMIUM - Premium paid less the Percent of Premium Charge.

OUTSTANDING POLICY DEBT - The sum of all unpaid Policy loans and accrued interest on Policy loans.

PERCENT OF PREMIUM CHARGE - The amount deducted from each premium received to cover certain expenses such as premium-based taxes, expressed as a percentage of the premium. (See the section on Deductions From Premium Payment.)

PLANNED PERIODIC PREMIUMS - A selected schedule of equal premiums payable at fixed intervals. The Policy Owner is not required to follow this schedule, nor does following this schedule ensure that the Policy will remain in force.

POLICY - The flexible premium variable universal life insurance Policy offered by AVLIC and described in this prospectus.

POLICY ANNIVERSARY DATE - The same day as the Policy Date for each year the Policy remains in force.

POLICY DATE - The effective date for all coverage provided in the application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Monthly Activity Dates. Policy Anniversaries are measured from the Policy Date. The Policy Date and the Issue Date will be the same unless: (1) an earlier Policy Date is specifically requested, or (2) there are additional premiums or application amendments at time of delivery. (See the section on Issuance of a Policy.)

POLICY OWNER - ("you, your") The owner of the Policy, as designated in the application or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policy Owner. A collateral assignee is not the Policy Owner.

POLICY YEAR - The period from one Policy Anniversary Date until the next Policy Anniversary Date. A "Policy Month" is measured from the same date in each succeeding month as the Policy Date.

SATISFACTORY PROOF OF DEATH - Means all of the following must be submitted: (1) A certified copy of the death certificate; (2) A Claimant Statement; (3) The Policy; and (4) Any other information that AVLIC may reasonably require to establish the validity of the claim.

SEPARATE ACCOUNT V - This term refers to Separate Account V, a separate investment account established by AVLIC to receive and invest the Net Premiums paid under the Policy and allocated by the Policy Owner to Separate Account V. Separate Account V is segregated from the General Account and all other assets of AVLIC.

SPECIFIED AMOUNT - The minimum Death Benefit under the Policy, as selected by the Policy Owner.


                              CORPORATE BENEFIT VUL
                                        4

SUBACCOUNT - A subdivision of Separate Account V. Each Subaccount invests exclusively in the shares of a specified portfolio of the Funds.

SURRENDER - The termination of the Policy during the Insured's life for the Net Cash Surrender Value.

VALUATION DATE - Any day on which the New York Stock Exchange is open for trading.

VALUATION PERIOD - The period between two successive Valuation Dates, commencing at the close of the New York Stock Exchange ("NYSE") on one Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.


                              CORPORATE BENEFIT VUL
                                        5

SUMMARY

The following summary of prospectus information and diagram of the Policy should be read along with the detailed information found elsewhere in this prospectus. Unless stated otherwise, this prospectus assumes that the Policy is in force and that there is no Outstanding Policy Debt.

                                DIAGRAM OF POLICY

                                PREMIUM PAYMENTS
                       You can vary amount and frequency.

                            DEDUCTIONS FROM PREMIUMS
            Percent of Premium Charge--currently 3.0% (maximum 5.0%)

                                   NET PREMIUM
The Net Premium may be invested in the Fixed Account or in Separate Account V which offers 27 different Subaccounts. The Subaccounts invest in the corresponding portfolios of Calvert Variable Series, Inc. Ameritas Portfolios, Variable Insurance Products Fund, Variable Insurance Products Fund II, The Alger American Fund, MFS Variable Insurance Trust, or Morgan Stanley Dean Witter Universal Funds, Inc. ("Funds").

                             DEDUCTIONS FROM ASSETS
Monthly charge for Cost of Insurance and cost of any riders.
Monthly per Policy charge for administrative expenses:
                                    Current               Maximum
               Policy Year          Monthly Charge        Monthly Charge
               -----------          --------------        --------------
               1                    $15.00                $15.00
               2 +                  $ 7.00                $12.00
Monthly per $1000 charge for administrative expenses:
     The first ten Policy Years, there is a monthly charge per $1000 of initial Specified Amount. In addition, there is a monthly charge per $1000 of each increase in Specified Amount for ten years from the date of increase. The per $1000 rates for both the initial Specified Amount and each increase vary by Issue Age, gender, and risk class.
     (See the Policy Schedule for rates.)

Daily charge from the Subaccounts (not deducted from the Fixed Account):
                                            Current Annual Charge       Maximum Annual Charge
                                               Policy Years                  Policy Years
                                            1-15          16+           1-15           16+
                                            ----          ---           ----           ---
Mortality and Expense Risk Charge           0.75%         0.30%         0.95%          0.50%
Asset-Based Administrative Expense Charge   0.15%         0.15%         0.15%          0.15%
                                            -----         -----         -----          -----
Combined annual rate of Subaccount
      daily charges                         0.90%         0.45%         1.10%          0.65%

Fund expense charges, which ranged from .28% to 1.95% at the most recent fiscal year end, are also deducted.

There is no surrender charge.

LIVING   BENEFITS  You  may  make  partial   withdrawals,   subject  to  certain
restrictions. The Death Benefit will be reduced by the amount of the partial withdrawal. AVLIC guarantees up to 15 free transfers between the Investment Options each Policy Year. After that, a $10 charge may be made for each transfer. Under current practice, unlimited free transfers are permitted.

You may Surrender the Policy at any time for its Net Cash Surrender Value.

                                RETIREMENT INCOME
                                    BENEFITS
Loans may be available on a more favorable interest rate basis after the tenth Policy Year. Should the Policy lapse while loans are outstanding, the portion of the loan attributable to earnings will become a taxable distribution. (See page 24.)

You may Surrender the Policy or make a partial withdrawal and take values as payments under one or more of five different payment options.

                                 DEATH BENEFITS
Generally, Death Benefit income is tax free to the Beneficiary. The Beneficiary may be paid a lump sum or may select any of the five payment methods available as retirement benefits.

                              CORPORATE BENEFIT VUL
                                        6

SUMMARY
The following summary is intended to highlight the most important features of a Corporate Benefit VUL Policy that you, as a prospective Policy Owner, should consider. You will find more detailed information in the main portion of the prospectus; cross-references are provided for your convenience. Capitalized terms are defined in the Definitions section that begins on page 3 of this prospectus. This summary and all other parts of this prospectus are qualified in their entirety by the terms of the Corporate Benefit VUL Policy, which is available upon request from AVLIC.

WHO IS THE ISSUER OF A CORPORATE BENEFIT VUL POLICY?
AVLIC is the issuer of each Corporate Benefit VUL Policy. AVLIC enjoys a rating of A (Excellent) for financial strength and operating performance from A.M. Best Company, a firm that analyzes insurance carriers. This is the third highest of Best's 15 categories. AVLIC is rated AA (Very Strong) for financial insurance strength from Standard & Poor's. This is the third highest of Standard & Poor's 21 ratings. A stock life insurance company organized in Nebraska, AVLIC is a wholly owned subsidiary of AMAL Corporation which is, in turn, owned by Ameritas Life Insurance Corp. ("Ameritas Life") and AmerUs Life Insurance Company ("AmerUs Life"). Ameritas Life , AmerUs Life and AMAL Corporation guarantee the obligations of AVLIC, including the obligations of AVLIC under each Corporate Benefit VUL Policy; taken together, these companies have aggregate assets of over $____ billion as of December 31, 1999. (See the section on Ameritas Variable Life Insurance Company.)

WHAT IS THE PRIMARY PURPOSE OF PURCHASING A CORPORATE BENEFIT VUL POLICY?
The primary purpose of a Corporate Benefit VUL Policy is to serve as an informal funding vehicle for various executive benefit arrangements. These arrangements typically focus on one or more financial objectives, which can be met by the following characteristics of the Corporate Benefit VUL Policy:

o payment of a Death Benefit, which will never be less than the Specified Amount the Policy Owner selects (See the section on Death Benefit Options.)
o accessability of Policy values through Policy loan, Surrender and withdrawal features (See the section on Policy Rights.)
o ability to direct the manner in which the net premiums will be invested. So long as the Policy is in force, the Policy Owner will be responsible for selecting the manner in which Net Premiums will be invested. Thus, the value of a Corporate Benefit VUL Policy will reflect your investment choices over the life of the Policy.

HOW DOES THE INVESTMENT COMPONENT OF THE CORPORATE BENEFIT VUL POLICY WORK? AVLIC has established Separate Account V, which is separate from all other assets of AVLIC, as a vehicle to receive and invest premiums received from Corporate Benefit VUL Policy Owners and owners of certain other variable universal life products offered by AVLIC. Separate Account V is divided into separate Subaccounts. Each Subaccount invests exclusively in shares of one of the investment portfolios available through Corporate Benefit VUL. Each Policy Owner may allocate Net Premiums to one or more Subaccounts, or to AVLIC's Fixed Account in the initial application. These allocations may be changed, without charge, by notifying AVLIC's Home Office. The aggregate value of your interests in the Subaccounts, the Fixed Account, and any amount held in the General Account to secure Policy debt will represent the Accumulation Value of your Corporate Benefit VUL Policy. (See the section on Accumulation Value.)

WHAT INVESTMENT OPTIONS ARE AVAILABLE THROUGH THE CORPORATE BENEFIT VUL POLICY? The Investment Options available through Corporate Benefit VUL include 27 investment portfolios, each of which is a separate series of a mutual fund managed by Ameritas Investment Corp., Fidelity Management & Research Company, Fred Alger Management, Inc., Massachusetts Financial Services Company, or Morgan Stanley Dean Witter Investment Management Inc. These portfolios are:

O    AMERITAS INVESTMENT CORP.:
                              Ameritas Money Market
                               Ameritas Index 500
                                 Ameritas Growth
                            Ameritas Income & Growth
                          Ameritas Small Capitalization
                             Ameritas MidCap Growth
                            Ameritas Emerging Growth
                                Ameritas Research
                           Ameritas Growth With Income


                              CORPORATE BENEFIT VUL
                                        7

O      FIDELITY MANAGEMENT & RESEARCH COMPANY:
                        VIP Equity-Income: Service Class
                            VIP Growth: Service Class
                         VIP High Income: Service Class
                           VIP Overseas: Service Class
                       VIP II Asset Manager: Service Class
                          VIP II Investment Grade Bond
                   VIP II Asset Manager: Growth: Service Class
                       VIP II Contrafund(R): Service Class

O      FRED ALGER MANAGEMENT, INC.:
                                    Balanced
                                Leveraged AllCap

O      MASSACHUSETTS FINANCIAL SERVICES COMPANY:
                                    Utilities
                               Global Governments
                                  New Discovery

O      MORGAN STANLEY DEAN WITTER INVESTMENT MANAGEMENT INC.:
                             Emerging Markets Equity
                                  Global Equity
                              International Magnum
                                  Asian Equity
                                U.S. Real Estate

Details about the investment objectives and policies of each of the available investment portfolios and management fees and expenses appear in the sections on Investment Objectives and Policies of the Funds' Portfolios and Fund Expense Summary. In addition to the listed portfolios you may also elect to allocate Net Premiums to AVLIC's Fixed Account. (See the section on Fixed Account.)

HOW DOES THE LIFE INSURANCE COMPONENT OF A CORPORATE BENEFIT VUL POLICY WORK?
A Corporate Benefit VUL Policy provides for the payment of a minimum Death Benefit upon the death of the Insured. The amount of the minimum Death Benefit--sometimes referred to as the Specified Amount of the Corporate Benefit VUL Policy--is chosen by you at the time your Corporate Benefit VUL Policy is established. However, Death Benefit Proceeds--the actual amount that will be paid after AVLIC receives Satisfactory Proof of Death of the Insured--will vary over the life of your Corporate Benefit VUL Policy, depending on which of the two available coverage options you select.

If you choose Option A, Death Benefit Proceeds payable under your Corporate Benefit VUL Policy will be the Specified Amount of your Corporate Benefit VUL Policy OR the applicable percentage of its Accumulation Value, whichever is greater. If you choose Option B, Death Benefit Proceeds payable under your Corporate Benefit VUL Policy will be the Specified Amount of your Corporate Benefit VUL Policy PLUS the Accumulation Value of your Corporate Benefit VUL Policy, or if it is higher, the applicable percentage of the Accumulation Value on the date of death. In either case, the applicable percentage is established based on the age of the Insured at the date of death.
(See the section on Death Benefit Options.)

ARE THERE ANY RISKS INVOLVED IN OWNING CORPORATE BENEFIT VUL POLICY?
Yes. Over the life of the Corporate Benefit VUL Policy, the Subaccounts to which you allocate premiums will fluctuate with changes in the stock market and overall economic factors. These fluctuations will be reflected in the Accumulation Value of your Corporate Benefit VUL Policy and may result in loss of principal. For this reason, the purchase of a Corporate Benefit VUL Policy may not be suitable for all businesses. It may not be advantageous to purchase a Corporate Benefit VUL Policy to replace or augment existing insurance arrangements. Appendix A

                              CORPORATE BENEFIT VUL
                                        8
includes tables illustrating the impact that hypothetical market returns would have on Accumulation Values under a Corporate Benefit VUL Policy.

WHAT IS THE PREMIUM THAT MUST BE PAID TO KEEP A CORPORATE BENEFIT VUL POLICY IN FORCE?
Like traditional life insurance policies, a Corporate Benefit VUL Policy requires the payment of periodic premiums in order to keep the Policy in force. You will be asked to establish a payment schedule before your Corporate Benefit VUL Policy becomes effective.

The distinction between traditional life policies and a Corporate Benefit VUL Policy is that a Corporate Benefit VUL Policy will not lapse simply because premium payments are not made according to that payment schedule. However, a Corporate Benefit VUL Policy will lapse, even if scheduled premium payments are made, if the Net Cash Surrender Value of your Corporate Benefit VUL Policy falls below zero. (See the section on Premiums.)

HOW ARE PREMIUMS PAID, PROCESSED AND CREDITED? A Corporate Benefit VUL Policy will be issued after a completed application is accepted, and the initial premium payment is received, by AVLIC at its Home Office. AVLIC's Home Office is located at 5900 "O" Street, P.O. Box 82550, Lincoln, NE 68501. The initial premium Net Premium will be allocated on the Issue Date to the Subaccounts and/or the Fixed Account according to the selections made in the application. When state or other applicable law or regulation requires return of at least the premium payments, should you return the Policy under the free-look privilege, the initial Net Premium will be allocated to the Money Market Subaccount. Thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Subaccounts and/or the Fixed Account according to the instructions in the application. You have the right to examine the Corporate Benefit VUL Policy and return it for a refund for a limited time, even after the Issue Date. (See the section on Issuance of a Policy.)

You may make subsequent premium payments, although you are not required to do so. AVLIC will send premium payment notices to you according to any schedule you select. When AVLIC receives a premium payment at its Home Office, we will deduct any applicable Percent of Premium Charge and allocate the Net Premium to the Subaccounts and/or the Fixed Account according to your selections. (See the sections on Premiums and Allocations of Premiums and Accumulation Value.)

As already noted, Corporate Benefit VUL provides considerable flexibility in determining the frequency and amount of premium payments. This flexibility is not, however, unlimited. You should keep certain factors in mind in determining the payment schedule that is best suited to your needs. These include the Cost of Insurance needed to keep the Corporate Benefit VUL Policy in force; maximum premium limitations established under the federal tax laws; and the impact that reduced premium payments may have on the Net Cash Surrender Value of the Corporate Benefit VUL Policy. (See the section on Premiums.)

IS THE ACCUMULATION VALUE OF THE CORPORATE BENEFIT VUL POLICY AVAILABLE WITHOUT SURRENDER? Yes. You may access the value of your Corporate Benefit VUL Policy in one of two ways. First, you may obtain a loan, secured by the Accumulation Value of your Corporate Benefit VUL Policy. The maximum interest rate on any such loan is 6% annually; the current rate is 5.5% annually. After the tenth Policy Anniversary, you may borrow against a limited amount of the Net Cash Surrender Value of your Corporate Benefit VUL Policy at a maximum annual interest rate of 4%; the current rate for such loans is 3.5% annually. (See the section on Loan Benefits.)

You may also access the value of your Corporate Benefit VUL Policy by making a partial withdrawal. A partial withdrawal is subject to a maximum charge not to exceed the lesser of $50 or 2% of the amount withdrawn (currently, the partial withdrawal charge is the lesser of $25 or 2%). (See the section on Partial Withdrawals.)

ARE THERE ANY OTHER CHARGES ASSOCIATED WITH OWNERSHIP OF A CORPORATE BENEFIT VUL POLICY?
Certain states impose premium and other taxes in connection with insurance policies such as Corporate Benefit VUL. AVLIC may deduct up to 5.0% of each premium as a Percent of Premium Charge. Currently, the charge is 3.0%.

Charges are deducted against the Accumulation Value to cover the Cost of Insurance under the Policy and to compensate AVLIC for administering each individual Corporate Benefit VUL Policy. These charges, which are part of the Monthly Deduction, are calculated and deducted on each Monthly Activity Date. The Cost of Insurance is

                              CORPORATE BENEFIT VUL
                                        9
calculated based on risk factors relating to the Insured as reflected in relevant actuarial tables. The monthly deduction also includes an Administrative Expense Charge based on the Specified Amount and the Policy duration. Currently, the per Policy charge is $15 per month in the first Policy Year and $7 per month thereafter. The per Policy portion of the Administrative Expense Charge is levied throughout the life of the Policy and is guaranteed not to increase above $15 per month in the first Policy Year and $12 per month thereafter. During the first ten Policy Years, there is a monthly charge per $1000 of initial Specified Amount. In addition, there is a monthly charge per $1000 of each increase in Specified Amount for ten years from the date of increase. The per $1000 rates for both the initial Specified Amount and each increase vary by Issue Age, gender, and risk class. The current charge per $1000 is the same as the maximum charge. (See the section on Charges from Accumulation Value.)

For its services in administering Separate Account V and Subaccounts and as compensation for bearing certain mortality and expense risks, AVLIC is also entitled to receive fees. These fees are calculated and deducted daily during the first 15 Policy Years, at a combined current annual rate of 0.90% (maximum 1.10%) of the value of the net assets of Separate Account V. After the 15th Policy Anniversary Date, the combined current annual rate is expected to decrease to 0.45% (maximum 0.65%) of the daily net assets of Separate Account V. These charges will not be deducted from the amounts in the Fixed Account. (See the section on Daily Charges Against the Separate Account.)

Policy Owners who choose to allocate Net Premiums to one or more of the Subaccounts will also bear a pro rata share of the management fees and expenses paid by each of the investment portfolios in which the various Subaccounts invest. No such management fees are assessed against Net Premiums allocated to the Fixed Account. (See the section on Fund Expense Summary.)

WHEN DOES THE CORPORATE BENEFIT VUL POLICY TERMINATE?
You may terminate the Corporate Benefit VUL Policy by Surrendering the Policy during the lifetime of the Insured for its Net Cash Surrender Value. If you surrender the Policy in the first two Policy Years, we will refund a portion of the Percent of Premium Charge deducted in the first Policy Year. As noted above, the Corporate Benefit VUL Policy will terminate if you fail to maintain sufficient Net Cash Surrender Value to cover Policy charges. (See the sections on Surrenders and Premiums.)

YEAR 2000

Like other insurance companies and their separate accounts, AVLIC and Separate Account V could be adversely affected if the computer systems they rely upon do not properly process date-related information and data involving the years 2000 and after. This issue arose because both mainframe and PC-based computer hardware and software have traditionally used two digits to identify the year. For example, the year 1998 is input, stored and calculated as "98." Similarly, the year 2000 would be input, stored and calculated as "00." If computers assume this means 1900, it could cause errors in calculations, comparisons, and other computing functions.

Like all insurance companies, AVLIC makes extensive use of dates and date calculations. We began a corporate-wide Year 2000 (Y2K) project in mid-1996. Our goal is to ensure that our computer systems continue to operate smoothly with no service disruptions before, during or after the year 2000.

As of January 10, 2000, AVLIC has experienced no known Y2K problems. All of our computer application and operating systems had been updated for the year 2000 by December 31, 1998. Continuous testing and monitoring throughout 1999 helped AVLIC continue to meet our contractual and service obligations to our customers. In addition to our internal efforts, AVLIC is working closely with vendors and other business partners to confirm that they too are addressing Y2K issues on a timely basis. We believe that we are Y2K - compliant; however, in the event we or our service providers, vendors, financial institutions or others with which we conduct business, fail to be Y2K - compliant, there would be a materially adverse effect on us. Certain vendors and/or business partners, due to their exposure to foreign markets, may face additional Y2K issues. Please see the Funds' prospectuses for information on the Funds' preparedness for Y2K.


                              CORPORATE BENEFIT VUL
                                       10

AVLIC, THE SEPARATE ACCOUNT AND THE FUNDS

AMERITAS VARIABLE LIFE INSURANCE COMPANY
Ameritas Variable Life Insurance Company ("AVLIC") is a stock life insurance company organized in the State of Nebraska. AVLIC was incorporated on June 22, 1983 and commenced business December 29, 1983. AVLIC is currently licensed to sell life insurance in 47 states, and the District of Columbia. AVLIC's financial statements may be found at page F-II-1.

AVLIC is a wholly owned subsidiary of AMAL Corporation, a Nebraska stock company. AMAL Corporation is a joint venture of Ameritas Life Insurance Corp. ("Ameritas Life"), a Nebraska stock life insurance company, which owns a majority interest in AMAL Corporation; and AmerUs Life Insurance Company ("AmerUs Life"), an Iowa stock life insurance company, which owns a minority interest in AMAL Corporation. The Home Offices of both AVLIC and Ameritas Life are at 5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501 ("Home Office"). AVLIC's telephone number is 800-745-1112 and its website address is www.OvertureLife.com.

On April 1, 1996 Ameritas Life consummated an agreement with AmerUs Life whereby AVLIC became a wholly owned subsidiary of a newly formed holding company, AMAL Corporation. Under terms of the agreement AMAL Corporation is 66% owned by Ameritas Life and 34% owned by AmerUs Life. AmerUs Life has options to purchase an additional interest in AMAL Corporation if certain conditions are met. There are no other owners of 5% or more of the outstanding voting securities of AVLIC.

Ameritas Life and its subsidiaries had total assets at December 31, 1999 of over $___ billion. AmerUs Life had total assets as of December 31, 1999 of over $___ billion.

AVLIC has a rating of A (Excellent) for financial strength and operating performance from A.M. Best Company, a firm that analyzes insurance carriers. This is the third highest of Best's 15 categories. AVLIC, as part of the Ameritas consolidated group, is rated AA (Very Strong) for insurer financial strength from Standard & Poor's. This is the third-highest of Standard & Poor's 21 ratings. Ameritas Life enjoys a long standing A+ (Superior) rating from A.M. Best, the second highest of Best's ratings.

Ameritas Life, AmerUs Life and AMAL Corporation guarantee the obligations of AVLIC. This guarantee will continue until AVLIC is recognized by a national rating agency as having a financial rating equal to or greater than Ameritas Life, or until AVLIC is acquired by another insurance company which has a financial rating by a national rating agency equal to or greater than Ameritas Life and which agrees to assume the guarantee. AmerUs Life will be relieved of its obligations under the guarantee if it sells its interest in AMAL Corporation to another insurance company which has a financial rating by a national rating agency equal to or greater than that of AmerUs Life, and the purchaser assumes the guarantee.

Ameritas Investment Corp. ("AIC"), the principal underwriter of the Policies, may publish in advertisements and reports to Policy Owners, the ratings and other information assigned to Ameritas Life and AVLIC by one or more independent rating services. Published material may also include charts and other information concerning dollar cost averaging, portfolio rebalancing, earnings sweep, tax-deference, asset allocation, diversification, long term market trends, index performance and other investment methods and programs. The purpose of the ratings is to reflect the financial strength of AVLIC. The ratings do not relate to the performance of Separate Account V.

THE SEPARATE ACCOUNT
Ameritas Variable Life Insurance Company Separate Account V ("Separate Account V") was established under Nebraska law on August 28, 1985. The assets of Separate Account V are held by AVLIC segregated from all of AVLIC's other assets, are not chargeable with liabilities arising out of any other business which AVLIC may conduct, and are not affected by income, gains, or losses of AVLIC. Although the assets maintained in Separate Account V will not be charged with any liabilities arising out of AVLIC's other business, all obligations arising under the Policies are liabilities of AVLIC who will maintain assets in Separate Account V of a total market value at least equal to the reserve and other contract liabilities of Separate Account V. Separate Account V will at all times contain assets equal to or greater than Accumulation Values invested in Separate Account V. Nevertheless, to the

                              CORPORATE BENEFIT VUL
                                       11
extent assets in Separate Account V exceed AVLIC's liabilities in Separate Account V, the assets are available to cover the liabilities of AVLIC's General Account. AVLIC may, from time to time, withdraw assets available to cover the General Account obligations.

Separate Account V is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any SEC supervision of the management or investment policies or practices of Separate Account V. For state law purposes, Separate Account V is treated as a Division of AVLIC.

PERFORMANCE INFORMATION
Performance information for the Subaccounts of Separate Account V and the Funds available for investment by Separate Account V may appear in advertisements, sales literature, or reports to Policy Owners or prospective purchasers. AVLIC may also provide a hypothetical illustration of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds for a sample Insured based on assumptions as to age, gender, and other Policy specific assumptions.

AVLIC may also provide individualized hypothetical illustrations of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds. These illustrations will reflect deductions for Fund expenses and Policy and Separate Account V charges, including the Monthly Deduction and the Percent of Premium Charge. These hypothetical illustrations will be based on the actual historical experience of the Funds as if the Subaccounts had been in existence and a Policy issued for the same periods as those indicated for the Funds.

THE FUNDS
There are currently 27 Subaccounts within Separate Account V available to Policy Owners for new allocations. The assets of each Subaccount are invested in shares of a corresponding portfolio of one of the following mutual Funds (collectively, the "Funds"): Calvert Variable Series, Inc. Ameritas Portfolios ("Ameritas Portfolios"); Variable Insurance Products Fund and Variable Insurance Products Fund II, (respectively, "VIP" and "VIP II"; collectively "Fidelity Funds"); The Alger American Fund ("Alger American Funds"); MFS Variable Insurance Trust ("MFS Trust"); and Morgan Stanley Dean Witter Universal Funds, Inc. ("MSDW Universal Funds"). The Ameritas Portfolios receive investment advisory services from Ameritas Investment Corp. ("AIC"). AIC, a registered investment adviser under the Investment Advisers Act of 1940, is an affiliate of AVLIC and is the distributor for the Policies. AIC also contracts with subadvisers. The following subadvisers provide investment subadvisory services to the indicated portfolios:

Portfolio                      Subadviser
----------                     -----------
Ameritas Money Market          Calvert Asset Management Company, Inc.
Ameritas Index 500             State Street Global Advisors
Ameritas Growth                Fred Alger Management, Inc. ("Alger Management")
Ameritas Income & Growth       Alger Management
Ameritas Small Capitalization  Alger Management
Ameritas MidCap Growth         Alger Management
Ameritas Emerging Growth       Massachusetts Financial Services
                               Company ("MFS Co.")
Ameritas Research              MFS Co.
Ameritas Growth With Income    MFS Co.

VIP, which is managed by Fidelity Management & Research Company ("Fidelity"), offers the following portfolios: VIP Equity-Income: Service Class, VIP Growth:
Service Class, VIP High Income: Service Class and VIP Overseas: Service Class. VIP II, also managed by Fidelity, offers the following portfolios: VIP II Asset
Manager:  Service  Class,  VIP II Investment  Grade Bond,  VIP II Asset Manager:
Growth: Service Class, and VIP II Contrafund: Service Class. The Alger American Fund, which is managed by Fred Alger Management, Inc. ("Alger Management"), offers the following portfolios: Alger American Balanced ("Balanced") and Alger American Leveraged AllCap ("Leveraged AllCap"). The MFS Trust, managed by Massachusetts Financial Services Company ("MFS Co."), offers the following portfolios or series in connection with this Policy: MFS Utilities, MFS Global Governments, and MFS New Discovery. The MSDW Universal Funds offer the following portfolios in connection

                              CORPORATE BENEFIT VUL
                                       12
with the Policy, all of which are managed by Morgan Stanley Dean Witter Investment Management Inc. ("MSDW Investment Management"): Emerging Markets Equity, Global Equity, International Magnum, Asian Equity and U.S. Real Estate. Each Fund is registered with the SEC under the Investment Company Act of 1940 as an open-end management investment company.

The assets of each portfolio of the Funds are held separately from the assets of the other portfolios. Thus, each portfolio operates as a separate investment portfolio, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

The investment objectives and policies of each portfolio are summarized below. There is no assurance that any of the portfolios will achieve their stated objectives. More detailed information, including a description of investment objectives, policies, restrictions, expenses and risks, is in the prospectuses for each of the Funds, which must accompany or precede this prospectus. All underlying Fund information, including Fund prospectuses, has been provided to AVLIC by the underlying Funds. AVLIC has not independently verified this information. One or more of the portfolios may employ investment techniques that involve certain risks, including investing in non-investment grade, high risk debt securities, entering into repurchase agreements and reverse repurchase agreements, lending portfolio securities, engaging in "short sales against the box," investing in instruments issued by foreign banks, entering into firm commitment agreements and investing in warrants and restricted securities. In addition, certain of the portfolios may invest in securities of foreign issuers.

The Leveraged AllCap portfolio may borrow money to increase its portfolio of securities, and may purchase or sell options and enter into futures contracts on securities indexes to increase gain or to hedge the value of the portfolio. Certain of the portfolios are permitted to invest a portion of their assets in non-investment grade, high risk debt securities; these portfolios include the VIP High Income: Service Class, VIP Equity-Income: Service Class, VIP II Asset
Manager: Growth: Service Class, VIP II Asset Manager: Service Class portfolios of the Fidelity Funds, and the Research portfolio of the Ameritas Portfolios. Certain portfolios are designed to invest a substantial portion of their assets overseas, such as the VIP Overseas portfolio and the International Magnum portfolio of the MSDW Universal Funds. Other portfolios invest primarily in the securities markets of emerging nations. Investments of this type involve different risks than investments in more established economies, and will be affected by greater volatility of currency exchange rates and overall economic and political factors. Such portfolios include the Emerging Markets Equity and Asian Equity portfolios of the MSDW Universal Funds. The Emerging Markets Equity portfolio may also invest in non-investment grade, high risk debt securities (also known as "junk bonds") and securities of Russian companies. Investment in Russian companies may involve risks associated with that nation's system of share registration and custody. Securities of non-U.S. issuers (including issuers in emerging nations) may also be purchased by each of the portfolios of the MFS Trust, by the Emerging Growth, Research, and Growth With Income portfolios of the Ameritas Portfolios, and by the Global Equity portfolio of the MSDW Universal Funds. Investments acquired by the U.S. Real Estate portfolio of the MSDW Universal Funds may be subject to the risks associated with the direct ownership of real estate and direct investments in real estate investment trusts. Further information about the risks associated with investments in each of the Funds and their respective portfolios is contained in the prospectus relating to that Fund. These prospectuses, together with this prospectus, should be read carefully and retained.

The investments in the Funds may be managed by Fund managers which manage one or more other mutual funds that have similar names, investment objectives, and investment styles as the Funds. You should be aware that the Funds are likely to differ from the other mutual funds in size, cash flow pattern, and tax matters. Thus, the holdings and performance of the Funds can be expected to vary from those of the other mutual funds.

You should periodically consider the allocation among the Subaccounts in light of current market conditions and the investment risks attendant to investing in the Funds' various portfolios.

Separate Account V will purchase and redeem shares from the portfolios at the net asset value. Shares will be redeemed to the extent necessary for AVLIC to collect charges, pay the Net Cash Surrender Values, partial withdrawals, and make policy loans or to transfer assets among Investment Options as you requested. Any dividend or capital gain distribution received is automatically reinvested in the corresponding Subaccount.

Since each of the Funds is designed to provide investment vehicles for variable annuity and variable life insurance contracts of various insurance companies and will be sold to separate accounts of other insurance companies as investment vehicles for various types of variable life insurance policies and variable annuity contracts, there is a

                              CORPORATE BENEFIT VUL
                                       13
possibility that a material conflict may arise between the interests of Separate Account V and one or more of the separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies agree to take any necessary steps, including removing their separate accounts from the Funds, to resolve the matter. The risks of such mixed and shared funding are described further in the prospectuses of the Funds.

INVESTMENT OBJECTIVES AND POLICIES OF THE FUNDS' PORTFOLIOS

PORTFOLIO              INVESTMENT POLICIES                                 OBJECTIVE
---------              -------------------                                 ---------

AMERITAS PORTFOLIOS
Ameritas Money Market  Invests in U.S. dollar-denominated money            Seeks as high a level of current
                       market securities of domestic and foreign           income as is consistent with
                       issuers, including U.S. Government securities       preservation of capital and
                       and repurchase agreements. Invests more than        liquidity.
                       25% of total assets in the financial services
                       industry.

Ameritas Index 500     Under normal circumstances, seeks to track the      Seeks investment results that
                       Standard & Poor's 500.                              correspond to the total return of
                                                                           common stocks publicly traded in the
                                                                           United States, as represented by the
                                                                           Standard & Poor's 500.

Ameritas Growth        Focuses on companies that generally have broad      Seeks long-term capital
                       product lines, markets, financial resources and     appreciation.
                       depth of management.  Under normal circumstances,
                       the portfolio invests primarily in equity securities,
                       such as common or preferred stocks, of large
                       companies listed on U.S. exchanges or in the U.S.
                       over-the-counter market.  The portfolio considers a
                       large company to have a market capitalization of
                       $1 billion or greater.

Ameritas Income &      Under normal circumstances, invests in dividend     Primarily seeks to provide a high
Growth                 paying equity securities, such as common or         level of dividend income.  Its
                       preferred  stocks,  preferably those which the      secondary goal is to  provide capital
                       subadvisor  believes  also offer opportunities for  appreciation.
                       capital appreciation.

Ameritas  Small        It focuses on small, fast-growing  companies that   Seeks long-term capital
Capitalization         offer  innovative  products, services or technol-   appreciation.
                       ogies to a rapidly  expanding  marketplace.  Under
                       normal circumstances,  the  portfolio  invests  pri-
                       marily in the equity securities, such as common
                       or preferred stocks, of small  capitalization  com-
                       panies listed on U.S. exchanges or in the U.S.
                       over-the-counter market.  A small capitalization
                       company is one that has a market capitalization
                       within  the  range  of  companies  in the Russell
                       2000 Growth Index or the S&P SmallCap 600
                       Index.

Ameritas MidCap        Invests in midsize  companies with  promising       Seeks  long-term capital
 Growth                growth potential. Under normal circumstances,       appreciation.
                       the portfolio invests primarily in the equity securities,
                       such as common or preferred stocks, of companies
                       listed on U.S. exchanges or in the U.S. over-the-
                       counter market and having a market capitalization
                       within the  range of companies in the S&P
                       MidCap 400 Index.

Ameritas Emerging      Invests, under normal market conditions, at least   Seeks long-term growth of capital.
 Growth                65% of its total assets in common stocks and related
                       securities, such  as  preferred stocks, convertible
                       securities and depositary  receipts for those securities,
                       of emerging growth companies.


                              CORPORATE BENEFIT VUL
                                       14




Ameritas Research      Invests, under normal market conditions,  at least  Seeks long-term growth of capital
                       80% of its total  assets in common stocks and       and future income.
                       related securities, such as preferred stocks,
                       convertible securities and depositary receipts. The
                       portfolio focuses on companies that the subadvisor
                       believes have favorable prospects for  long-term
                       growth,  attractive  valuations based on current and
                       expected  earnings  or cash flow, dominant or
                       growing market share and superior management.
                       The fund may invest in companies of any size.  The
                       portfolio's  investments may include securities
                       traded on securities exchanges or in the over-the-
                       counter markets.

Ameritas Growth        Invests, under normal market conditions, at least   Seeks to provide reasonable current
 With  Income          65% of its total  assets in common stocks and       income and long-term growth of
                       related  securities,  such as preferred  stocks     capital and income.
                       convertible  securities and depositary  receipts for
                       those securities. These securities may be listed
                       on a securities exchange or traded in the over-the-
                       counter markets.  While the  portfolio may invest
                       in companies of any size, it may generally focus
                       on companies with larger  market  capitalizations
                       that the subadvisor believes have sustainable
                       growth  prospects and attractive  valuations based
                       on current and expected earnings or cash flow.

FIDELITY FUNDS
VIP Equity-Income:     Investing at least 65% in income-producing          Seeks reasonable income.  Will also
   Service Class       equity securities, which tends to lead to           consider the potential for capital
                       investments in large cap "value" stocks.            appreciation.   Seeks a yield which
                                                                           exceeds the composite yield on the
                                                                           securities comprising the Standard &
                                                                           Poor's 500.

VIP Growth:            Investing primarily in common stocks.  Investing    Seeks capital appreciation.
  Service Class        in  companies  that it believes have  above-average
                       growth potential (stocks of these  companies  are
                       often called "growth" stocks).  Investing in
                       domestic and foreign issuers.

VIP High Income:       Investing at least 65% of total assets in income-   Seeks a high level of current
   Service Class       producing debt securities, preferred stocks and     income while also considering
                       convertible securities, with an emphasis            growth of capital.
                       on lower-quality debt securities.


VIP Overseas: Service  Investing at least 65% of total assets in foreign   Seeks long-term growth of capital.
   Class               securities.  Investing primarily in common stocks.

VIPII Asset Manager:   Allocating the Fund's assets among stocks,          Seeks high total return with
 Service Class         bonds, and short-term and money market              reduced risk over assets among
                       instruments.  Maintaining  a neutral mix over time  the long term by  allocating its
                       of 50% of  assets in  stocks,  40% of assets in     stocks,  bonds, and short-term
                       bonds, and 10% of assets in short-term and          instruments.
                       money market instruments.

VIP II Investment      Investing in U.S. dollar-denominated investment-    Seeks as high a level of current
  Grade Bond           grade bonds.                                        income as is consistent with the
                                                                           preservation of capital.

VIP II Asset Manager:  Allocating  the Fund's  assets  among  stocks,      Seeks  to maximize total return by
 Growth: Service Class bonds, and short-term and money market              allocating its assets among stocks,
                       instruments. Maintaining a neutral mix over time    bonds, short-term instruments
                       of 70% of assets in stocks, 25% of assets in        and other investments.
                       bonds, and 5% of assets in short-term and money
                       market instruments.


                              CORPORATE BENEFIT VUL
                                       15




VIP II Contrafund:     Investing primarily in common stocks. Investing     Seeks long-term capital appreciation.
   Service Class       in securities of companies whose value it believes
                       is not fully recognized by the public.

ALGER AMERICAN FUND
Balanced               The Portfolio focuses on stocks of companies        Seeks current income and long-term
                       with growth potential and fixed income              capital appreciation by investment
                       securities, with emphasis on income-producing       in common stocks and fixed income
                       securities which appear to have some potential      and convertible securities, with
                       for capital appreciation. Under normal              emphasis on income producing
                       circumstances, it invests in common stocks and      securities which appear to have
                       fixed income securities, which include              potential for capital appreciation.
                       commercial paper and bonds rated within the 4
                       highest rating categories by an established rating
                       agency or if not rated, which are determined by
                       the Manager to be of comparable quality.
                       Ordinarily, at least 25% of the Portfolio's net
                       assets are invested in fixed-income securities.

Leveraged AllCap       Under normal circumstances, the portfolio           Seeks long-term capital appreciation.
                       invests in the equity securities of companies of
                       any size which demonstrate promising growth
                       potential. The portfolio can leverage, that is,
                       borrow money, up to one-third of its total assets
                       to buy additional securities. By borrowing money,
                       the portfolio has the potential to increase its
                       returns if the increase in the value of the
                       securities purchased exceeds the cost of
                       borrowing, including interest paid on the money
                       borrowed.

MFS FUNDS
Utilities Series       Invests, under normal market conditions, at least   Will seek capital growth and current
                       65% of its total assets in equity and  debt         income  (income  above that  available
                       securities of both domestic and foreign companies   from a portfolio invested entirely
                       in the utilities industry.                          in equity securities).

Global  Governments    Invests, under normal market conditions, at least   Will seek to provide income and
  Series               65% of its total assets in debt obligations that    capital appreciation.
                       are issued or guaranteed as to principal and interest
                       by either (1) the U.S. Government, its agencies,
                       authorities or instrumentalities or (2) the
                       governments of foreign countries (including
                       emerging markets).  May also invest in corporate
                       bonds  (including lower rated bonds commonly
                       known as junk bonds) and mortgage-backed and
                       assets-backed securities.

New Discovery          Invests, under normal market conditions, at least   Will seek  capital  appreciation.
                       65% of its total  assets in common stocks and
                       related  securities,  such as preferred stocks,
                       convertible securities and depositary  receipts for
                       those securities, of emerging growth companies.

MSDW UNIVERSAL FUNDS
Emerging Markets       Invests primarily in equity securities of emerging  Long-term capital appreciation.
   Equity              market country issuers with a focus on those
                       issuers  with attractive growth characteristics,
                       reasonable valuations, and management teams
                       that focus on shareholder value.

Global Equity          Invests primarily in equity securities of issuers   Long-term capital appreciation.
                       throughout the world ,including U.S. issuers and
                       emerging market countries, using an approach

                              CORPORATE BENEFIT VUL
                                       16




                       that is oriented to the selection of individual stocks that the portfolio's adviser believes are undervalued.

International Magnum   Invests primarily in equity securities of non-      Long-term capital appreciation.
                       U.S. issuers, generally in accordance with
                       weightings determined by the portfolio's  adviser,
                       in countries  comprising the Morgan Stanley
                       Capital International Europe, Australasia, Far
                       East Index commonly known as the "EAFE
                       Index."

Asian Equity           Invests primarily in equity securities of Asian     Long-term capital appreciation.
                       issuers, excluding Japan, using a disciplined,
                       value-oriented approach to security selection.

U.S. Real Estate       Invests primarily in equity securities of           Above-average current income and
                       companies primarily engaged in the U.S. real        long-term capital appreciation
                       estate industry, including real estate investment
                       trusts.


ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
AVLIC reserves the right, subject to applicable law, to add, delete, combine, or substitute investments in Separate Account V if, in our judgment, marketing needs, tax considerations, or investment conditions warrant. This may happen due to a change in law or a change in a Fund's objectives or restrictions, or for some other reason. AVLIC may operate Separate Account V as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other AVLIC separate accounts. AVLIC may also transfer the assets of Separate Account V to another separate account. If necessary, we will notify the SEC and/or state insurance authorities and will obtain any required approvals before making these changes.

If any changes are made, AVLIC may, by appropriate endorsement, change the Policy to reflect the changes. In addition, AVLIC may, when permitted by law, restrict or eliminate any voting rights of Policy Owners or other persons who have voting rights as to Separate Account V. AVLIC will determine the basis for making any new Subaccounts available to existing Policy Owners.

You will be notified of any material change in the investment policy of any Fund in which you have an interest.

FIXED ACCOUNT
You may elect to allocate all or a portion of your Net Premium payments to the Fixed Account, and you may also transfer monies between Separate Account V and the Fixed Account. (See the section on Transfers.)

Payments allocated to the Fixed Account and transferred from Separate Account V to the Fixed Account are placed in AVLIC's General Account. The General Account includes all of AVLIC's assets, except those assets segregated in AVLIC's separate accounts. AVLIC has the sole discretion to invest the assets of the General Account, subject to applicable law. AVLIC bears an investment risk for all amounts allocated or transferred to the Fixed Account, plus interest credited thereto, less any deduction for charges and expenses. The Policy Owner bears the investment risk that the declared rate, described below, will fall to a lower rate after the expiration of a declared rate period. Because of exemptions and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the General Account registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interest in it is generally subject to the provisions of the 1933 or 1940 Act. We understand that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account portion of the Policy; however, these disclosures may be subject to generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements made in prospectuses.

AVLIC guarantees that it will credit interest at a declared rate of at least 3.5%. AVLIC may, at its discretion, set a higher declared rate(s). Each month AVLIC will establish the declared rate for the Policies with a Policy Date or Anniversary Date that month. Each month is assumed to have 30 days, and each year to have 360 days for purposes

                              CORPORATE BENEFIT VUL
                                       17
of crediting interest on the Fixed Account. The Policy Owner will earn interest on the amounts transferred or allocated to the Fixed Account at the declared rate effective for the month in which the Policy was issued, which rate is guaranteed for the remainder of the first Policy Year. During later Policy Years, all amounts in the Fixed Account will earn interest at the declared rate in effect in the month of the last Policy Anniversary. Declared interest rates may increase or decrease from previous periods, but will not fall below 3.5%. AVLIC reserves the right to change the declaration practice and the period for which a declared rate will apply.

POLICY BENEFITS

The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from AVLIC.

PURPOSES OF THE POLICY
The Policy is designed to provide the Policy Owner with both lifetime insurance protection on the life of the Insured and flexibility in the amount and frequency of premium payments and with the level of life insurance proceeds payable under the Policy.

You are not required to pay scheduled premiums to keep the Policy in force, but you may, subject to certain limitations, vary the frequency and amount of premium payments. You also may adjust the level of Death Benefits payable under the Policy without having to purchase a new Policy by increasing (with evidence of insurability) or decreasing the Specified Amount. Thus, as insurance needs or financial conditions change, you have the flexibility to adjust life insurance benefits and vary premium payments.

The Death Benefit may, and the Accumulation Value will, vary with the investment experience of the chosen Subaccounts of Separate Account V. Thus the Policy Owner benefits from any appreciation in value of the underlying assets, but bears the investment risk of any depreciation in value. As a result, whether or not a Policy continues in force may depend in part upon the investment experience of the chosen Subaccounts. The failure to pay a Planned Periodic Premium will not necessarily cause the Policy to lapse, but the Policy could lapse even if Planned Periodic Premiums have been paid, depending upon the investment experience of Separate Account V.

DEATH BENEFIT PROCEEDS
As long as the Policy remains in force, AVLIC will pay the Death Benefit Proceeds of the Policy upon Satisfactory Proof of Death, according to the Death Benefit option in effect at the time of the Insured's death. The amount of the Death Benefits payable will be determined at the end of the Valuation Period during which the Insured's death occurred. The Death Benefit Proceeds may be paid in a lump sum or under one or more of the payment options set forth in the Policy. (See the section on Payment Options.)

Death Benefit Proceeds will be paid to the surviving Beneficiary or Beneficiaries you specified in the application or as subsequently changed. If you do not choose a Beneficiary, the proceeds will be paid to you, as the Policy Owner, or if individually owned, to your estate.

DEATH BENEFIT OPTIONS
The Policy provides two Death Benefit options. The Policy Owner selects one of the options in the application. The Death Benefit under either option will never be less than the current Specified Amount of the Policy as long as the Policy remains in force. (See the section on Policy Lapse and Reinstatement.) The minimum initial Specified Amount for the base Policy is $50,000. The net amount at risk for Option A will generally be less than the net amount at risk for Option B. If you choose Option A, your Cost of Insurance deduction will generally be lower than if you choose Option B. (See the section on Charges and Deductions.) The following graphs illustrate the differences in the two Death Benefit options.



                              CORPORATE BENEFIT VUL
                                       18

OPTION A.

OMITTED GRAPH ILLUSTRATES PAYOUT UNDER DEATH BENEFIT OPTION A, SPECIFICALLY BY SHOWING THE RELATIONSHIPS OVER TIME, BETWEEN THE SPECIFIED AMOUNT AND THE ACCUMULATION VALUE.

     Death Benefit Option A. Pays a Death Benefit equal to the Specified Amount or the Accumulation Value multiplied by the Death Benefit percentage (as illustrated at Point A) whichever is greater.

Under Option A, the Death Benefit is the current Specified Amount of the Policy or, if greater, the applicable percentage of Accumulation Value on the date of death. The applicable percentage is 250% for Insureds with an Attained Age 40 or younger on the Policy Anniversary Date prior to the date of death. For Insureds with an Attained Age over 40 on that Policy Anniversary Date, the percentage declines. For example, the percentage at Attained Age 40 is 250%, at Attained Age 50 is 185%, at Attained Age 60 is 130%, at Attained Age 70 is 115%, at Attained Age 80 is 105%, and Attained Age 90 is 105%. The applicable percentage will never be less than 101%. Accordingly, under Option A the Death Benefit will remain level at the Specified Amount unless the applicable percentage of Accumulation Value exceeds the current Specified Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies. Policy Owners who prefer to have favorable investment performance, if any, reflected in higher Accumulation Value, rather than increased insurance coverage, generally should select Option A. [GRAPHIC OMITTED]


OPTION B.

OMITTED GRAPH ILLUSTRATES PAYOUT UNDER DEATH BENEFIT OPTION B, SPECIFICALLY BY SHOWING THE RELATIONSHIPS OVER TIME, BETWEEN THE SPECIFIED AMOUNT AND THE ACCUMULATION VALUE.

        Death Benefit Option B. Pays a Death Benefit equal to the Specified Amount plus the Policy's Accumulation Value or the Accumulation Value multiplied by the Death Benefit percentage, whichever is greater.

Under Option B, the Death Benefit is equal to the current Specified Amount plus the Accumulation Value of the Policy or, if greater, the applicable percentage of the Accumulation Value on the date of death. The applicable percentage is the same as under Option A: 250% for Insureds with an Attained Age 40 or younger on the Policy Anniversary Date prior to the date of death. For Insureds with an Attained Age over 40 on that Policy Anniversary Date the percentage declines. Accordingly, under Option B the amount of the Death Benefit will always vary as the Accumulation Value varies (but will never be less than the Specified Amount). Policy Owners who prefer to have favorable investment performance, if any, reflected in increased insurance coverage, rather than higher Accumulation Values, generally should select Option B.

CHANGE IN DEATH BENEFIT OPTION. The Death Benefit option may be changed once per year after the first Policy Year by sending AVLIC a written request. The effective date of such a change will be the Monthly Activity Date on or following the date the change is approved by AVLIC. A change may have federal tax consequences.

If the Death Benefit option is changed from Option A to Option B, the Specified Amount after the change will equal the Specified Amount before the change less the Accumulation Value as of the date of the change. If the Death

                              CORPORATE BENEFIT VUL
                                       19

Benefit option is changed from Option B to Option A, the Specified Amount under Option A after the change will equal the Death Benefit under Option B on the effective date of change.

No charges will be imposed upon a change in Death Benefit option, nor will such a change in and of itself result in an immediate change in the amount of a Policy's Accumulation Value. However, a change in the Death Benefit option may affect the Cost of Insurance because this charge varies depending on the net amount at risk (i.e. the amount by which the Death Benefit as calculated on a Monthly Activity Date exceeds the Accumulation Value on that date). Changing from Option B to Option A generally will decrease the net amount at risk in the future, and will therefore decrease the Cost of Insurance. Changing from Option A to Option B generally will result in an increase in the Cost of Insurance over time because the Cost of Insurance Rate will increase with the Insured's age, even though the net amount at risk will generally remain level. (See the sections on Charges and Deductions and Federal Tax Matters.)

CHANGE IN SPECIFIED AMOUNT. Subject to certain limitations, after the first Policy Year, a Policy Owner may increase or decrease the Specified Amount of a Policy. A change in Specified Amount may affect the Cost of Insurance Rate and the net amount at risk, both of which may affect a Policy Owner's Cost of Insurance and have federal tax consequences. (See the sections on Charges and Deductions and Federal Tax Matters.)

Any increase or decrease in the Specified Amount will become effective on the Monthly Activity Date on or following the date a written request is approved by AVLIC. The Specified Amount of a Policy may be changed only once per year and AVLIC may limit the size of a change in a Policy Year. The Specified Amount remaining in force after any requested decrease may not be less than $100,000 ($50,000 if the Term Insurance Rider is attached to the Policy). In addition, if a decrease in the Specified Amount makes the Policy not comply with the maximum premium limits required by federal tax law, the decrease may be limited or the Accumulation Value may be returned to you, at your election, to the extent necessary to meet the requirements. (See the section on Premiums.) The Administrative Expense Charge will include a monthly charge per $1000 of increase in Specified Amount for ten years from the date of the increase.

Increases in the Specified Amount will be allowed after the first Policy Year. For an increase in the Specified Amount, you must submit a written supplemental application. AVLIC may also require additional evidence of insurability. Although an increase need not necessarily be accompanied by an additional premium, in certain cases an additional premium will be required to put the requested increase in effect. (See the section on Premiums upon Increases in Specified Amount.) The minimum amount of any increase is $25,000. Generally an increase cannot be made if the Insured's Attained Age is over the maximum age for the Insured's risk class. The increase may be subject to guaranteed issue guidelines, if applicable.

In states which require Cost of Insurance charges to cease at a stated Attained Age, the Specified Amount will decrease to $1000 when that age is reached.

METHODS OF AFFECTING INSURANCE PROTECTION
You may increase or decrease the pure insurance protection provided by a Policy--the difference between the Death Benefit and the Accumulation Value--in several ways as your insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments, and making a partial withdrawal of the Policy's Accumulation Value. Certain of these changes may have federal tax consequences. The consequences of each of these methods will depend upon the individual circumstances.

DURATION OF THE POLICY
The duration of the Policy generally depends upon the Accumulation Value. The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to pay the Monthly Deduction. (See the section on Charges from Accumulation Value.) However, when the Net Cash Surrender Value is insufficient to pay the Monthly Deduction and the Grace Period expires without an adequate payment by the Policy Owner, the Policy will lapse and terminate without value. (See the section on Policy Lapse and Reinstatement.)


                              CORPORATE BENEFIT VUL
                                       20

ACCUMULATION VALUE
The Accumulation Value will reflect the investment performance of the chosen Investment Options, the Net Premiums paid, any partial withdrawals, and the charges assessed in connection with the Policy. You may Surrender the Policy at any time and receive the Policy's Net Cash Surrender Value. (See the section on Surrenders.) There is no guaranteed minimum Accumulation Value.

Accumulation Value is determined on each Valuation Date. On the Issue Date, the Accumulation Value will equal the portion of any Net Premium allocated to the Investment Options, reduced by the portion of the first Monthly Deduction allocated to the Investment Options. (See the section on Allocation of Premiums and Accumulation Value.) Thereafter, on each Valuation Date, the Accumulation Value of the Policy will equal:
(1) The aggregate values belonging to the Policy in each of the Subaccounts on the Valuation Date, determined by multiplying each Subaccount's unit value by the number of Subaccount units you have allocated to the Policy; plus
(2)  The value of allocations to the Fixed Account; plus
(3) Any Accumulation Value impaired by Outstanding Policy Debt held in the General Account; plus
(4)  Any Net Premiums received on that Valuation Date; minus
(5)  Any partial withdrawal, and its charge, made on that Valuation Date; minus
(6)  Any Monthly Deduction to be made on that Valuation Date.

In computing the Policy's Accumulation Value on the Valuation Date, the number of Subaccount units allocated to the Policy is determined after any transfers among Investment Options (and deduction of transfer charges), but before any other Policy transactions, such as receipt of Net Premiums and partial withdrawals. Because the Accumulation Value depends on a number of variables, a Policy's Accumulation Value cannot be predetermined.

THE UNIT VALUE. The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount is calculated by:
(1) Multiplying the net asset value per share of each Fund portfolio on the Valuation Date times the number of shares held by that Subaccount, before the purchase or redemption of any shares on that Valuation Date; minus
(2) A charge not exceeding an annual rate of 0.95% (years 1-15) or 0.50% (years 16+) for mortality and expense risk; minus
(3) A charge not exceeding an annual rate of 0.15% for administrative service expenses; minus
(4)  Any taxes payable by Separate Account V; and
(5) Dividing the result by the total number of units held in the Subaccount on the Valuation Date, before the purchase or redemption of any units on that Valuation Date.

(See the section on Daily Charges Against the Separate Account.)

VALUATION DATE AND VALUATION PERIOD. A Valuation Date is each day on which the New York Stock Exchange ("NYSE") is open for trading. The net asset value for each Fund portfolio is determined as of the close of regular trading on the NYSE. The net investment return for each Subaccount and all transactions and calculations with respect to the Policies as of any Valuation Date are determined as of that time. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of the NYSE on each Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.

PAYMENT OF POLICY BENEFITS
Death Benefit Proceeds under the Policy will usually be paid within seven days after AVLIC receives Satisfactory Proof of Death. Payments may be postponed in certain circumstances. (See the section on Postponement of Payments.) The Policy Owner may decide the form in which Death Benefit Proceeds will be paid. During the Insured's lifetime, the Policy Owner may arrange for the Death Benefit Proceeds to be paid in a lump sum or under one or more of the optional methods of payment described below. Changes must be in writing and will revoke all prior elections. If no election is made, AVLIC will pay Death Benefit Proceeds or the Accumulation Value Benefit

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



in a lump sum. When Death Benefit Proceeds are payable in a lump sum and no election for an optional method of payment is in force at the death of the Insured, the Beneficiary may select one or more of the optional methods of payment. Further, if the Policy is assigned, any amounts due to the assignee will first be paid in one sum. The balance, if any, may be applied under any payment option. Once payments have begun, the payment option may not be changed. (Also see the section on Surrenders.)

PAYMENT OPTIONS FOR DEATH BENEFIT PROCEEDS. The minimum amount of each payment is $100. If a payment would be less than $100, AVLIC has the right to make payments less often so that the amount of each payment is at least $100. Once a payment option is in effect, Death Benefit Proceeds will be transferred to AVLIC's General Account. AVLIC may make other payment options available in the future. For additional information concerning these options, see the Policy itself. The following payment options are currently available:

     Option ai--INTEREST PAYMENT OPTION. AVLIC will hold any amount applied under this option. Interest on the unpaid balance will be paid or credited each month at a rate determined by AVLIC.

     Option aii--FIXED AMOUNT PAYABLE OPTION. Each payment will be for an agreed fixed amount. Payments continue until the amount AVLIC holds runs out.

     Option b--FIXED PERIOD PAYMENT OPTION. Equal payments will be made for any period selected up to 20 years.

If the beneficiary is a natural person, the following payment options are also currently available:

     Option c--LIFETIME PAYMENT OPTION. Equal monthly payments are based on the life of a named person. Payments will continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time.

     Option d--JOINT LIFETIME PAYMENT OPTION. Equal monthly payments are based on the lives of two named persons. While both are living, one payment will be made each month. When one dies, the same payment will continue for the lifetime of the other.

As an alternative to the above payment options, Death Benefits Proceeds may be paid in any other manner approved by AVLIC. Further, one of AVLIC's affiliates may make payments under the above payment options. If an affiliate makes the payment, it will do so according to the request of the Policy Owner, using the rules set out above.

POLICY RIGHTS

LOAN BENEFITS
LOAN PRIVILEGES. The Policy Owner may borrow an amount up to the current Net Cash Surrender Value less twelve times the most recent Monthly Deduction, at regular or reduced loan rates (described below). Loans usually are funded within seven days after receipt of a written request. The loan may be repaid at any time while the Insured is living. Policy Owners in certain states may borrow 100% of the Net Cash Surrender Value after deducting Monthly Deductions and any interest on Policy loans that will be due for the remainder of the Policy Year. Loans may have tax consequences. (See the section on Federal Tax Matters.)

LOAN INTEREST. AVLIC charges interest to Policy Owners at regular and reduced rates. Regular loans will accrue interest on a daily basis at a rate of up to 6% per year; currently the interest rate on regular Policy loans is 5.5%. Each year after the tenth Policy Anniversary Date, the Policy Owner may borrow a limited amount of the Net Cash Surrender Value at a reduced interest rate. For those loans, interest will accrue on a daily basis at a rate of up to 4% per year; the current reduced loan rate is 3.5%. The amount available at the reduced loan rate is:
(1) The Accumulation  Value;  minus
(2) Total premiums paid minus any partial withdrawals previously taken, and minus
(3) Any Outstanding Policy Debt held at a reduced loan rate.

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



However, this amount may not exceed the maximum loan amount described above. (See the section on Loan Privileges.) If unpaid when due, interest will be added to the amount of the loan and bear interest at the same rate. The Policy Owner earns 3.5% interest on the Accumulation Values held in the General Account securing the loans.

EFFECT OF POLICY LOANS. When a loan is made, Accumulation Value equal to the amount of the loan will be transferred from the Investment Options to the General Account as security for the loan. The Accumulation Value transferred will be allocated from the Investment Options according to the instructions you give when you request the loan. The minimum amount which can remain in a Subaccount or the Fixed Account as a result of a loan is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options. In any Policy Year that loan interest is not paid when due, AVLIC will add the interest due to the principal amount of the Policy loan on the next Policy Anniversary. This loan interest due will be transferred from the Investment Options as set out above. No charge will be made for these transfers. A Policy loan will permanently affect the Accumulation Value and may permanently affect the amount of the Death Benefits, even if the loan is repaid.

Interest earned on amounts held in the General Account will be allocated to the Investment Options on each Policy Anniversary in the same proportion that Net Premiums are being allocated to those Investment Options at the time. Upon repayment of loan amounts, the portion of the repayment allocated in accordance with the repayment of loan provision (see below) will be transferred to increase the Accumulation Value in that Investment Option.

OUTSTANDING POLICY DEBT. The Outstanding Policy Debt equals the total of all Policy loans and accrued interest on Policy loans. If the Outstanding Policy Debt exceeds the Accumulation Value less any Accrued Expense Charges, the Policy Owner must pay the excess. AVLIC will send a notice of the amount which must be paid. If you do not make the required payment within the 61 days after AVLIC sends the notice, the Policy will terminate without value ("lapse"). Should the Policy lapse while Policy loans are outstanding, the portion of the loans attributable to earnings will become taxable. You may lower the risk of a Policy lapsing while loans are outstanding as a result of a reduction in the market value of investments in the Subaccounts by investing in a diversified group of lower risk investment portfolios and/or transferring the funds to the Fixed Account and receiving a guaranteed rate of return. Should you experience a substantial reduction, you may need to lower anticipated withdrawals and loans, repay loans, make additional premium payments, or take other action to avoid Policy lapse. A lapsed Policy may later be reinstated. (See the section on Policy Lapse and Reinstatement.)

REPAYMENT OF LOAN. Unscheduled premiums paid while a Policy loan is outstanding are treated as repayment of the debt only if the Policy Owner so requests. As a loan is repaid, the Accumulation Value in the General Account securing the repaid loan will be allocated among the Subaccounts and the Fixed Account in the same proportion that Net Premiums are being allocated at the time of repayment.

SURRENDERS
At any time during the lifetime of the Insured, the Policy Owner may withdraw a portion of the Accumulation Value or Surrender the Policy by sending a written request to AVLIC. The amount available for Surrender is the Net Cash Surrender Value at the end of the Valuation Period when the Surrender request is received at AVLIC's Home Office. Surrenders will generally be paid within seven days of receipt of the written request. (See the section on Postponement of Payments.) SURRENDERS MAY HAVE TAX CONSEQUENCES. Once a Policy is Surrendered, it may not be reinstated. (See the section on Tax Treatment of Policy Proceeds.)

If the Policy is being Surrendered in its entirety, the Policy itself must be returned to AVLIC along with the request. AVLIC will pay the Net Cash Surrender Value. Coverage under the Policy will terminate as of the date of a total Surrender. A Policy Owner may elect to have the amount paid in a lump sum or under a payment option. (See the section on Payment Options.)

PARTIAL WITHDRAWALS
Partial withdrawals are irrevocable. The amount of a partial withdrawal may not be less than $500. After a partial withdrawal, the Net Cash Surrender Value, not including any percent of premium refund, must be at least $1,000 or an amount sufficient to maintain the Policy in force for the remainder of the Policy Year.

The amount paid will be deducted from the Investment Options according to your instructions when you request the withdrawal. However, the minimum amount remaining in a Subaccount as a result of the allocation is $100. If no

                              CORPORATE BENEFIT VUL
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



instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options.

The Death Benefit will be reduced by the amount of any partial withdrawal and may affect the way the Cost of Insurance charge is calculated and the amount of pure insurance protection under the Policy. (See the sections on Monthly Deduction--Cost of Insurance and Death Benefit Options--Methods of Affecting Insurance Protection.) If Death Benefit option B is in effect, the Specified Amount will not change, but the Accumulation Value will be reduced.

A fee which does not exceed the lesser of $50 or 2% of the amount withdrawn is deducted from the Accumulation Value. Currently, the charge is the lesser of $25 or 2% of the amount withdrawn. (See the section on Partial Withdrawal Charge.)

TRANSFERS
Accumulation Value may be transferred among the Subaccounts of Separate Account V and to the Fixed Account as often as desired. However, you may make only one transfer out of the Fixed Account per Policy Year. The transfers may be ordered in person, by mail or by telephone. The total amount transferred each time must be at least $250, or the balance of the Subaccount, if less. The minimum amount that may remain in a Subaccount or the Fixed Account after a transfer is $100. The first 15 transfers per Policy Year will be permitted free of charge. After that, a transfer charge of $10 may be imposed each additional time amounts are transferred. Currently, no charge is imposed for additional transfers. This charge will be deducted pro rata from each Subaccount (and if applicable, the Fixed Account) in which the Policy Owner is invested. (See the section on Transfer Charge.)

Additional restrictions on transfers may be imposed at the Fund level. Specifically, Fund managers may have the right to refuse sales, or suspend or terminate the offering of portfolio shares, if they determine that such action is necessary in the best interests of the portfolio's shareholders. If a Fund manager refuses a transfer for any reason, the transfer will not be allowed. AVLIC will not be able to process the transfer if the Fund manager refuses.

Transfers resulting from Policy loans will not be subject to a transfer charge and will not be counted towards the guaranteed 15 free transfers per Policy Year. AVLIC may at any time revoke or modify the transfer privilege, including the minimum amount transferable.

Transfers out of the Fixed Account, unless part of the dollar cost averaging systematic program described below, are limited to one per Policy Year. Transfers out of the Fixed Account are limited to the greater of (1) 25% of the Fixed Account attributable to the Policy; (2) the largest transfer made by the Policy Owner out of the Fixed Account during the last 13 months; or (3) $1,000. This provision is not available while dollar cost averaging from the Fixed Account.

The privilege to initiate transactions by telephone will be made available to Policy Owners automatically. The registered representative designated on the application will have the authority to initiate telephone transfers. Policy Owners who do not wish to authorize AVLIC to accept telephone transactions from their registered representative must specify so on the application. AVLIC will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if it does not, AVLIC may be liable for any losses due to unauthorized or fraudulent instructions. The procedures AVLIC follows for transactions initiated by telephone include, but are not limited to, requiring the Policy Owner to provide the Policy number at the time of giving transfer instructions; AVLIC's tape recording of all telephone transfer instructions; and AVLIC providing written confirmation of telephone transactions.

SYSTEMATIC PROGRAMS
AVLIC may offer systematic programs as discussed below. These programs will be subject to administrative guidelines AVLIC may establish from time to time. We will count your transfers in these programs when determining whether any transfer fee applies. Lower minimum amounts may be allowed to transfer as part of a

                              CORPORATE BENEFIT VUL
                                       24
systematic program. No other separate fee is assessed when one of these options is chosen. All other normal transfer restrictions, as described above, also apply.

You can request participation in the available programs when purchasing the Policy or at a later date. You can change the allocation percentage or discontinue any program by sending written notice or calling the Home Office. Other scheduled programs may be made available. AVLIC reserves the right to modify, suspend, or terminate such programs at any time. Participation in any systematic program will automatically terminate upon death of the Insured. Use of systematic programs may not be advantageous, and does not guarantee success.

PORTFOLIO REBALANCING. Under the Portfolio Rebalancing program, you can instruct AVLIC to reallocate the Accumulation Value among the Subaccounts (but not the Fixed Account) on a systematic basis, according to your specified allocation instructions.

DOLLAR COST AVERAGING. Under the Dollar Cost Averaging program, you can instruct AVLIC to automatically transfer, on a systematic basis, a predetermined amount or specified percentage from the Fixed Account or the Money Market Subaccount to any other Subaccount(s). Dollar cost averaging is permitted from the Fixed Account if each monthly transfer is no more than 1/36th of the value of the Fixed Account at the time dollar cost averaging is established.

EARNINGS SWEEP. This program permits systematic redistribution of earnings among Investment Options.

FREE-LOOK PRIVILEGE
You may cancel the Policy within 10 days after you receive it, within 10 days after AVLIC delivers a notice of your right of cancellation, or within 45 days of completing Part I of the application, whichever is later. When allowed by state law, the amount of the refund is the Net Premiums allocated to the Investment Options, adjusted by investment gains and losses, plus the sum of all charges deducted from premiums paid. Otherwise, the amount of the refund will equal the gross premiums paid. To cancel the Policy, you should mail or deliver it to the selling agent, or to AVLIC at the Home Office. A refund of premiums paid by check may be delayed until the check has cleared your bank. (See the section on Postponement of Payments.)

PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY
Individuals wishing to purchase a Policy must complete an application and submit it to AVLIC's Home Office (5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501). With guaranteed or simplified underwriting, a Policy will be issued to individuals ages 18 to 65 on their nearest birthday. With regular underwriting, a Policy will generally be issued only to individuals age 18 to 85 on their nearest birthday who supply satisfactory evidence of insurability to AVLIC. Preferred class regular issue Policies are available only for ages 18 to 75. Acceptance of a regular underwriting application is subject to AVLIC's underwriting rules, and AVLIC reserves the right to reject an application for any reason.

The Policy Date is the effective date for all coverage in the original application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Policy Months. The Issue Date is the date that all financial, contractual and administrative requirements have been met and processed for the Policy. The Policy Date and the Issue Date will be the same unless: (1) an earlier Policy Date is specifically requested, or (2) additional premiums or application amendments are needed. When there are additional requirements before issue (see below) the Policy Date will be the date the Policy is sent for delivery and the Issue Date will be the date the requirements are met.

When all required premiums and application amendments have been received by AVLIC in its Home Office, the Issue Date will be the date the Policy is mailed to you or sent to the agent for delivery to you. When application amendments or additional premiums need to be obtained upon delivery of the Policy, the Issue Date will be when the Policy receipt and federal funds (monies of member banks within the Federal Reserve System which are held on

                              CORPORATE BENEFIT VUL
                                       25
deposit at a Federal Reserve Bank) are received and available to AVLIC, and the application amendments are received and reviewed in AVLIC's Home Office. The initial Net Premium will be allocated on the Issue Date to the Subaccounts and/or the Fixed Account according to the selections made in the application. When state or other applicable law or regulation requires return of at least the premium payments if you return the Policy under the free-look privilege, the initial Net Premium will be allocated to the Money Market Subaccount. Then, thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Subaccounts and/or Fixed Account according to the instructions in the application.

Subject to approval, a Policy may be backdated, but the Policy Date may not be more than six months prior to the date of the application. Backdating can be advantageous if the Insured's lower Issue Age results in lower Cost of Insurance Rates. If a Policy is backdated, the minimum initial premium required will include sufficient premium to cover the backdating period. Monthly Deductions will be made for the period the Policy Date is backdated.

Conditional receipt coverage may be available prior to the Policy Date, provided that certain conditions are met, upon the completion of an application and the payment of the required premium at the time of the application. The maximum total amount of insurance which will be payable pursuant to all conditional receipts received by the applicant as a result of pending applications with AVLIC and its affiliates is limited to the smaller of:
(1) the total amount of insurance applied for with AVLIC and its affiliates; or
(2) $250,000 minus the total amount of insurance in force with AVLIC and its affiliates, but not less than zero.

As used above, total amount of insurance includes any amounts payable under any Accidental Death Benefit provision.

PREMIUMS
No insurance will take effect before the minimum initial premium payment is received by AVLIC in federal funds. Subsequent premiums are payable at AVLIC's Home Office. A Policy Owner has flexibility in determining the frequency and amount of premiums. However, unless you have paid sufficient premiums to pay the Monthly Deduction and Percent of Premium Charges, the Policy may have a zero Net Cash Surrender Value and lapse. (See the section on Policy Benefits, Purposes of the Policy.)

PLANNED PERIODIC PREMIUMS. At the time the Policy is issued you may determine a Planned Periodic Premium schedule that provides for the payment of level premiums at selected intervals. You are not required to pay premiums according to this schedule. You have considerable flexibility to alter the amount and frequency of premiums paid. AVLIC reserves the right to limit the number and amount of additional or unscheduled premium payments.

You may also change the frequency and amount of Planned Periodic Premiums by sending a written request to the Home Office, although AVLIC reserves the right to limit any increase. Premium payment notices will be sent annually, semi-annually or quarterly, depending upon the frequency of the Planned Periodic Premiums. Payment of the Planned Periodic Premiums does not guarantee that the Policy remains in force. Instead, the duration of the Policy depends upon the Policy's Net Cash Surrender Value. (See the section on Duration of the Policy.) Even if Planned Periodic Premiums are paid, the Policy will lapse any time the Net Cash Surrender Value is insufficient to pay the Monthly Deduction, and the Grace Period expires without a sufficient payment. (See the section on Policy Lapse and Reinstatement.)

PREMIUM LIMITS. AVLIC's current minimum premium limit is $45, $15 if paid by automatic bank draft. AVLIC currently has no maximum premium limit, other than the current maximum premium limits established by federal tax laws. AVLIC reserves the right to change any premium limit. In no event may the total of all premiums paid, both planned and unscheduled, exceed the current maximum premium limits established by federal tax laws. (See the section on Tax Status of the Policy.)

If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limits, AVLIC will accept only that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limits allowed by law. AVLIC may require additional evidence of insurability if any premium payment would result in an increase in the Policy's net amount at risk on the date the premium is received.


                              CORPORATE BENEFIT VUL
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


PREMIUMS UPON INCREASES IN SPECIFIED AMOUNT. Depending upon the Accumulation Value of the Policy at the time of an increase in the Specified Amount of the Policy and the amount of the increase requested by the Policy Owner, an additional premium payment may be required. AVLIC will notify you of any premium required to fund the increase, which premium must be made in a single payment. The Accumulation Value of the Policy will be immediately increased by the amount of the payment, less the applicable Percent of Premium Charge.

ALLOCATION OF PREMIUMS AND ACCUMULATION VALUE
ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policy Owner allocates Net Premiums to one or more Subaccounts and/or to the Fixed Account. Allocations must be whole number percentages and must total 100%. The allocation of future Net Premiums may be changed without charge by providing proper notification to the Home Office. If there is any Outstanding Policy Debt at the time of a payment, AVLIC will treat the payment as a premium payment unless you instruct otherwise by proper written notice.

The initial Net Premium will be allocated on the Issue Date to the Subaccounts and/or the Fixed Account according to the selections made in the application. When state or other applicable law or regulation requires return of at least the premium payments if you return the Policy under the free-look privilege, the initial Net Premium will be allocated to the Money Market Subaccount. Then, thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Subaccounts and/or Fixed Account according to the instructions in the application. Premium payments received by AVLIC prior to the Issue Date are held in the General Account until the Issue Date and are credited with interest at a rate determined by AVLIC for the period from the date the payment has been converted into federal funds and is available to AVLIC. In no event will interest be credited prior to the Policy Date.

The Accumulation Value of the Subaccounts will vary with the investment performance of these Subaccounts and you, as the Policy Owner, will bear the entire investment risk. This will affect the Policy's Accumulation Value, and may affect the Death Benefit as well. You should periodically review your allocations of premiums and values in light of market conditions and overall financial planning requirements.

POLICY LAPSE AND REINSTATEMENT
LAPSE. Unlike conventional life insurance policies, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to lapse. Lapse will occur when the Net Cash Surrender Value is insufficient to cover the Monthly Deduction and a Grace Period expires without a sufficient payment. The Grace Period is 61 days from the date AVLIC mails a notice that the Grace Period has begun. AVLIC will notify you at the beginning of the Grace Period by mail addressed to your last known address on file with AVLIC.

The notice will specify the premium required to keep the Policy in force. The required premium will equal the amount necessary to cover the Monthly Deductions and Percent of Premium Charges for the three Policy Months after commencement of the Grace Period. Failure to pay the required premium within the Grace Period will result in lapse of the Policy. If the Insured dies during the Grace Period, any overdue Monthly Deductions and Outstanding Policy Debt will be deducted from the Death Benefit Proceeds. (See the section on Charges and Deductions.)

REINSTATEMENT. A lapsed Policy may be reinstated any time within three years (five years in Missouri) after the beginning of the Grace Period. We will reinstate your Policy based on the Insured's risk class at the time of the reinstatement.

Reinstatement is subject to the following:
     (1) Evidence of insurability of the Insured satisfactory to AVLIC (including evidence of insurability of any person covered by a rider to reinstate the rider);
     (2) Any Outstanding Policy Debt on the date of lapse will be reinstated with interest due and accrued;
     (3) The Policy cannot be reinstated if it has been Surrendered for its full Net Cash Surrender Value;
     (4)  The minimum premium required at reinstatement is:
          (a) the amount necessary to raise the Net Cash Surrender Value as of the date of reinstatement to equal to or greater than zero; plus
          (b)  three times the current Monthly Deduction.


                              CORPORATE BENEFIT VUL
                                       27

The  amount of Accumulation  Value on the date of reinstatement  will equal:
     (1) The amount of the Net Cash Surrender Value on the date of lapse, increased by
     (2)  The  premium  paid at  reinstatement,  less
     (3)  The Percent of Premium Charge.

If any Outstanding Policy Debt is reinstated, that debt will be held in AVLIC's General Account. Accumulation Value calculations will then proceed as described under the section on Accumulation Value.

The effective date of reinstatement will be the first Monthly Activity Date on or next following the date of approval by AVLIC of the application for reinstatement.

CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate  AVLIC for:
(1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy and payment of applicable taxes; (3) assuming certain risks in connection with the Policy; and
(4) incurring expenses in distributing the Policy. The nature and amount of these charges are described more fully below. The charges are determined by us according to our expectations of future experience for mortality, lapse, interest and expenses. If our expectations of future experience for mortality, lapse, interest and expenses change, we may increase or decrease charges where permitted by the Policy, but we will never charge more than the maximum amount specified in the Policy. Any change in the charges will apply to all Insureds of the same age, gender, and risk class and whose Policies have been in effect for the same length of time.

DEDUCTIONS FROM PREMIUM PAYMENTS
PERCENT OF PREMIUM CHARGE. A deduction of up to 5.0% of the premium is made from each premium payment; currently the charge is 3.0%. The deduction is intended to partially offset the premium taxes imposed by the states and their subdivisions, and to help defray the tax cost due to capitalizing certain Policy acquisition expenses as required under applicable federal tax laws. (See the section on Federal Tax Matters.) AVLIC does not expect to derive a profit from the Percent of Premium Charge. If you surrender the Policy in the first two Policy Years, we will refund a portion of the Percent of Premium Charge deducted in the first Policy Year. The applicable portion is 100% in the first Policy Year and 50% in the second Policy Year.

CHARGES FROM ACCUMULATION VALUE
MONTHLY DEDUCTION. Charges will be deducted as of the Policy Date and on each Monthly Activity Date thereafter from the Accumulation Value of the Policy to compensate AVLIC for administrative expenses and insurance provided. These charges will be allocated from the Investment Options according to your instructions. If no instructions are given, the charges will be allocated pro rata among the Investment Options. Each of these charges is described in more detail below.

ADMINISTRATIVE EXPENSE CHARGE. To compensate AVLIC for the ordinary administrative expenses expected to be incurred in connection with a Policy, we deduct an Administrative Expense Charge based on the Specified Amount and the Policy duration. Currently, the per Policy charge is $15 per month in the first Policy Year and $7 per month thereafter. The per Policy portion of the Administrative Expense Charge is levied throughout the life of the Policy and is guaranteed not to increase above $15 per month in the first Policy Year and $12 per month thereafter. During the first ten Policy Years, there is a monthly charge per $1000 of initial Specified Amount. In addition, there is a monthly charge per $1000 of each increase in Specified Amount for ten years from the date of increase. The per $1000 rates for both the initial Specified Amount and each increase vary by Issue Age, gender, and risk class. The current charge per $1000 is the same as the maximum charge. (See the Policy Schedule for rates.)

COST OF INSURANCE. Because the Cost of Insurance depends upon several variables, the cost for each Policy Month can vary from month to month. AVLIC will determine the monthly Cost of Insurance by multiplying the applicable Cost of Insurance Rate by the net amount at risk for each Policy Month. The net amount at risk on any Monthly Activity Date is based on the amount by which the Death Benefit which would have been payable on that Monthly Activity Date exceeds the Accumulation Value on that date.


                              CORPORATE BENEFIT VUL
                                       28

Cost of Insurance Rate. The Annual Cost of Insurance Rates are based on the Insured's gender, Issue Age, Policy duration and risk class. The rates will vary depending upon tobacco use and other risk factors. For the initial Specified Amount, the Cost of Insurance Rates will not exceed those shown in the Schedule of Guaranteed Annual Cost of Insurance Rates shown in the schedule pages of the Policy. These guaranteed rates are based on the Insured's Attained Age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female
Mortality Tables without smoker distinction. The maximum rates for the table-rated substandard Insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to an Insured to reflect higher mortality risk. Any change in the Cost of Insurance Rates will apply to all Insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

The Cost of Insurance Rates, Policy charges, and payment options for Policies issued in Montana, and perhaps other states or in connection with certain employee benefit arrangements, are issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

If the rating class for any increase in the Specified Amount is not the same as the rating class at issue, the Cost of Insurance Rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes. Decreases may be reflected in the Cost of Insurance Rate, as discussed earlier.

The actual charges made during the Policy Year will be shown in the annual report delivered to Policy Owners.

Rating Class. The rating class of the Insured will affect the Cost of Insurance Rate. AVLIC currently places Insureds into both standard rating classes and substandard rating classes that involve a higher mortality risk. In an otherwise identical Policy, Insureds in the standard rating class will have a lower Cost of Insurance Rate than Insureds in a rating class with higher mortality risks.

Transfer Charge. Currently there is no charge for transfers among the Investment Options in excess of 15 per Policy Year. A charge of $10 (guaranteed not to increase) for each transfer in excess of 15 may be imposed to compensate AVLIC for the costs of processing the transfer. Since the charge reimburses AVLIC only for the cost of processing the transfer, AVLIC does not expect to make any profit from the transfer charge. This charge will be deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Policy Owner is invested. The transfer charge will not be imposed on transfers that occur as a result of Policy loans or the exercise of exchange rights.

Partial Withdrawal Charge. A charge will be imposed for each partial withdrawal. This charge will compensate AVLIC for the administrative costs of processing the requested payment and in making necessary calculations for any reductions in Specified Amount which may be required because of the partial withdrawal. This charge is currently the lesser of $25 or 2% of the amount withdrawn (guaranteed not to be greater than the lesser of $50 or 2% of the amount withdrawn). A partial withdrawal charge is not assessed when a Policy is Surrendered.

Daily Charges Against The Separate Account
A daily Mortality and Expense Risk Charge will be deducted from the value of the net assets of Separate Account V to compensate AVLIC for mortality and expense risks assumed in connection with the Policy. This daily charge from Separate Account V is currently at the rate of 0.002050% (equivalent to an annual rate of 0.75%) for Policy Years 1-15 and will not exceed 0.95% annually. After the fifteenth Policy Year the daily charge will be applied at the rate of 0.000820% (equivalent to an annual rate of 0.30%) and will not exceed 0.50% annually. The daily charge will be deducted from the net asset value of Separate Account V, and therefore the Subaccounts, on each Valuation Date. Where the previous day or days was not a Valuation Date, the deduction on the Valuation Date will be the applicable daily rate multiplied by the number of days since the last Valuation Date. No Mortality and Expense Risk Charges will be deducted from the amounts in the Fixed Account.

AVLIC believes that this level of charge is within the range of industry practice for comparable flexible premium variable universal life policies. The mortality risk assumed by AVLIC is that Insureds may live for a shorter time than calculated, and that the aggregate amount of Death Benefits paid will be greater than initially estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges provided in the Policies.

                              CORPORATE BENEFIT VUL
                                       29

An Asset-Based Administrative Expense Charge will also be deducted from the value of the net assets of Separate Account V on a daily basis. Currently, this charge is applied at a rate of 0.000409% (equivalent to 0.15% annually). The rate of this charge will never exceed 0.15% annually. No Asset-Based Administrative Expense Charge will be deducted from the amounts in the Fixed Account.

FUND EXPENSE SUMMARY
In addition to the charges against Separate Account V described just above, management fees and expenses will be assessed by AIC, Fidelity, Alger Management, MFS Co. and MSDW Investment Management against the amounts invested in the various portfolios. No portfolio fees will be assessed against amounts placed in the Fixed Account.

The information shown below relating to the Funds was provided to AVLIC by the Funds and AVLIC has not independently verified such information. Each of the Funds, other than the Ameritas Portfolios, is managed by an investment advisory organization that is not affiliated with AVLIC. Each such organization is entitled to receive a fee for its services based on the value of the relevant portfolio's net assets. The Ameritas Portfolios are managed by AIC, an AVLIC affiliate. Unless otherwise noted, the amount of expenses, including the asset based advisory fee referred to above, borne by each portfolio for the fiscal year ended December 31, 1998, was as follows:


PORTFOLIO                         INVESTMENT   12B-1    OTHER      TOTAL      WAIVERS      TOTAL
                                  ADVISORY &  EXPENSE  EXPENSES                AND/OR     (REFLECTING
                                  MANAGEMENT                               REIMBURSEMENTS WAIVERS AND/OR
                                                                                          EIMBURSEMENTS,
                                                                                             IF ANY)
AMERITAS PORTFOLIOS(1)
Ameritas Money Market              .21%          -         .14%      .35%      .05%          .30%
Ameritas Index 500                 .24%          -         .17%      .41%      .13%          .28%
Ameritas Growth                    .75%          -         .14%      .89%      .10%          .79%
Ameritas Income & Growth           .63%          -         .19%      .82%      .12%          .70%
Ameritas Small Capitalization      .85%          -         .15%     1.00%      .11%          .89%
Ameritas MidCap Growth             .80%          -         .17%      .97%      .13%          .84%
Ameritas Emerging Growth           .75%          -         .16%      .91%      .06%          .85%
Ameritas Research                  .75%          -         .40%     1.15%      .29%          .86%
Ameritas Growth With Income        .75%          -         .25%     1.00%      .12%          .88%

FIDELITY PORTFOLIOS
VIP Equity-Income:
    Service Class                  .49%       .10%         .09%      .68%        -           .68%(2)
VIP Growth:
    Service Class                  .59%       .10%         .11%      .80%        -           .80%(2)
VIP High Income:
    Service Class                  .58%       .10%         .14%      .82%        -           .82%
VIP Overseas:
    Service Class                  .74%       .10%         .17%     1.01%        -          1.01%(2)
 VIP II Asset Manager:
    Service Class                  .54%       .10%         .14%      .78%        -           .78%(2)
VIP II Investment Grade Bond       .43%          -         .14%      .57%        -           .57%
VIP II Asset Manager:  Growth:
      Service Class                .59%       .10%         .20%      .89%        -           .89%(2)
VIP II Contrafund:
      Service Class                .59%       .10%         .11%      .80%        -           .80%(2)

ALGER AMERICAN FUND(3)
Balanced                           .75%          -         .17%      .92%        -           .92%
Leveraged AllCap                   .85%          -         .11%      .96%        -           .96%

MFS TRUST
Utilities                          .75%          -         .26%(4)  1.01%        -          1.01%
Global Governments                 .75%          -         .36%(4)  1.11%      .11%         1.00%(5)
New Discovery                      .90%          -        4.32%(4)  5.22%     4.07%         1.15%(5)

                              Corporate Benefit VUL
                                       30



MSDW UNIVERSAL FUNDS
Emerging Markets Equity           1.25%          -        2.20%     3.45%     1.50%         1.95%(6)
Global Equity                      .80%          -         .83%     1.63%      .48%         1.15%(6)
International Magnum               .80%          -        1.00%     1.80%      .65%         1.15%(6)
Asian Equity                       .80%          -        2.00%     2.80%     1.59%         1.21%(6)
U.S. Real Estate                   .80%          -         .93%     1.73%      .63%         1.10%(6)

(1) This is a new Fund. Total expenses are estimated. Each portfolio's aggregate expenses are limited to the advisory and administrative fees disclosed in the table under the column "Total (reflecting waivers and/or reimbursements, if any)" until October 29, 2000. Following this period, expenses of the Ameritas Portfolios will not be permitted to exceed an expense ratio which is .10% greater than the prior expense ratio of the corresponding replaced fund, unless an amendment to the investment advisory contract is approved modifying or eliminating the expense guarantee.

(2) A portion of the brokerage commissions that certain Funds pay was used to reduce Fund expenses. In addition, certain Funds, or Fidelity on behalf of certain Funds, have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the total operating expenses presented in the table would have been:
                  VIP Equity-Income: Service Class            .67%
                  VIP Growth: Service Class                   .75%
                  VIP Overseas: Service Class                 .97%
                  VIP II Asset Manager: Service Class         .77%
                  VIP II Asset Manager: Growth: Service Class .88%
                  VIP II Contrafund: Service Class            .75%

(3) Fred Alger Management, Inc. ("Alger Management") has agreed to reimburse the portfolios to the extent that the aggregate annual expenses (excluding interest, taxes, fees for brokerage services and extraordinary expenses) exceed respectively: Alger American Balanced, 1.25% and Alger American Leveraged AllCap, 1.50%. Included in "Other Expenses" of Leveraged AllCap is .03% of interest expense.

(4) Each MFS Trust series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the series' expenses). Expenses do not take into account these expense reductions and are therefore higher than the actual expenses of the series.

(5) MFS has agreed to bear expenses for the Global Governments Series and New Discovery Series, subject to reimbursement by the series, such that each series "Other Expenses" shall not exceed .25% of the average daily net assets of the series during the current fiscal year. Utilities Series has no such limitation. The payments made by MFS on behalf of the Global Governments Series and New Discovery Series under this arrangement are subject to reimbursement by the series to MFS, which will be accomplished by the payment of an expense reimbursement fee by the series to MFS computed and paid monthly at a percentage of the series average daily net assets for its then current fiscal year, with a limitation that immediately after such payment the series "Other Expenses" will not exceed the percentage set forth above for that series. The obligation of MFS to bear a series "Other Expenses" pursuant to this arrangement and the series' obligation to pay the reimbursement fee to MFS, terminates on the earlier of the date on which payments made by the series equal the prior payment of such reimbursement expenses by MFS, or December 31, 2004.

(6)  The Portfolios'  investment  adviser has  voluntarily  agreed to reduce its management fee and/or reimburse each Portfolio so that total annual operating expenses will not exceed 1.75% for the MSDW Universal Funds ("MSDWUF") Emerging Markets Equity Portfolio, 1.15% for each of the MSDWUF Global Equity Portfolio and MSDWUF International Magnum Portfolio, 1.20% for the MSDWUF Asian Equity Portfolio and 1.10% for the MSDWUF U.S. Real Estate Portfolio. The investment adviser reserves the right to terminate any waiver and/or reimbursement at any time and without notice.

     In determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a Portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on borrowing are excluded from annual operating expenses. If these expenses were incurred, the Portfolios' total expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratios shown above.

                              CORPORATE BENEFIT VUL
                                       31

     For the year ended December 31, 1998, after giving effect to the above voluntary management fee waiver and/or expense reimbursement, the total expenses for each Portfolio, excluding certain investment related expenses, were as stated in the table.

Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

AVLIC may receive administrative fees from the investment advisers of certain Funds. AVLIC currently does not assess a separate charge against Separate Account V or the Fixed Account for any federal, state or local income taxes. AVLIC may, however, make such a charge in the future if income or gains within Separate Account V will incur any federal, or any significant state or local income tax liability, or if the federal, state or local tax treatment of AVLIC changes.

GENERAL PROVISIONS

THE CONTRACT. The Policy, the application, any supplemental applications, and any riders, amendments or endorsements make up the entire contract. Only the President, Vice President, Secretary or Assistant Secretary can modify the Policy. Any changes must be made in writing, and approved by AVLIC. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Policy or to waive any of its provisions. The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from AVLIC.

CONTROL OF POLICY. The Policy Owner is as shown in the application or subsequent written endorsement. Subject to the rights of any irrevocable Beneficiary and any assignee of record, all rights, options, and privileges belong to the Policy Owner. If the Policy Owner is a natural person, upon the death of the Policy Owner, all rights, options, and privileges pass to any successor-owner or owners, if living; otherwise to the estate of the last Policy Owner to die.

BENEFICIARY. Policy Owners may name both primary and contingent Beneficiaries in the application. Payments will be shared equally among Beneficiaries of the same class unless otherwise stated. If a Beneficiary dies before the Insured, payments will be made to any surviving Beneficiaries of the same class; otherwise to any Beneficiary(ies) of the next class; otherwise to the Policy Owner; otherwise to the estate of the Policy Owner, if a natural person.

CHANGE OF BENEFICIARY. The Policy Owner may change the Beneficiary by written request at any time during the Insured's lifetime unless otherwise provided in the previous designation of Beneficiary. The change will take effect as of the date the change is recorded at the Home Office. AVLIC will not be liable for any payment made or action taken before the change is recorded.

CHANGE OF POLICY OWNER OR ASSIGNMENT. In order to change the Policy Owner of the Policy or assign Policy rights, an assignment of the Policy must be made in writing and filed with AVLIC at its Home Office. Any such assignment is subject to Outstanding Policy Debt. The change will take effect as of the date the change is recorded at the Home Office, and AVLIC will not be liable for any payment made or action taken before the change is recorded. Payment of Death Benefit Proceeds is subject to the rights of any assignee of record. A collateral assignment is not a change of ownership.

PAYMENT OF PROCEEDS. The Death Benefit Proceeds are subject first to any debt to AVLIC and then to the interest of any assignee of record. The balance of any Death Benefit Proceeds shall be paid in one sum to the designated Beneficiary unless an Optional Method of Payment is selected. If no Beneficiary survives the Insured, the Death Benefit Proceeds shall be paid in one sum to the Policy Owner. If the Policy Owner is a natural person and is no longer living, the Death Benefit Proceeds shall be paid to any successor-owner, if living; otherwise to the Policy Owner's estate. Any proceeds payable upon Surrender shall be paid in one sum unless an Optional Method of Payment is elected.


                              CORPORATE BENEFIT VUL
                                       32

INCONTESTABILITY. AVLIC cannot contest the Policy or reinstated Policy during the lifetime of the Insured after it has been in force for two years from the Policy Date (or reinstatement effective date). After the Policy Date, AVLIC cannot contest an increase in the Specified Amount or addition of a rider during the lifetime of the Insured after such increase or addition has been in force for two years from its effective date. However, this two year provision shall not apply to riders with their own contestability provision.

MISSTATEMENT OF AGE AND GENDER. If the age or gender of the Insured or any person insured by rider has been misstated, the amount of the Death Benefit and any added riders provided will be those that would be purchased by the most recent deduction for the Cost of Insurance and the cost of any additional riders at the Insured's correct age or gender. The Death Benefit Proceeds will be adjusted correspondingly.

SUICIDE. The Policy does not cover suicide within two years of the Policy Date unless otherwise provided by a state's Insurance law. If the Insured, while sane or insane, commits suicide within two years after the Policy Date, AVLIC will pay only the premiums received less any partial withdrawals, the cost for riders and any outstanding Policy debt. If the Insured, while sane or insane, commits suicide within two years after the effective date of any increase in the Specified Amount, AVLIC's liability with respect to such increase will only be its total Cost of Insurance applicable to the increase. The laws of Missouri provide that death by suicide at any time is covered by the Policy, and further that suicide by an insane person may be considered an accidental death.

POSTPONEMENT OF PAYMENTS. Payment of any amount upon Surrender, partial withdrawal, Policy loans, benefits payable at death, and transfers may be postponed whenever: (1) the New York Stock Exchange ("NYSE") is closed other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; (2) the SEC by order permits postponement for the protection of Policy Owners; (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of Separate Account V's net assets; or (4) Surrenders, loans or partial withdrawals from the Fixed Account may be deferred for up to 6 months from the date of written request. Payments under the Policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared the Policy Owner's bank.

REPORTS AND RECORDS. AVLIC will maintain all records relating to Separate Account V and will mail to the Policy Owner, at the last known address of record, within 30 days after each Policy Anniversary, an annual report which shows the current Accumulation Value, Net Cash Surrender Value, Death Benefit, premiums paid, Outstanding Policy Debt and other information. Quarterly statements are also mailed detailing Policy activity during the calendar quarter. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plan (such as a dollar cost averaging program, or payment made by automatic bank draft or salary reduction arrangement), the Policy Owner may receive confirmation of such transactions in their quarterly statements. The Policy Owner should review the information in these statements carefully. All errors or corrections must be reported to AVLIC immediately to assure proper crediting to the Policy. AVLIC will assume all transactions are accurately reported on quarterly statements unless AVLIC is notified otherwise within 30 days after receipt of the statement. The Policy Owner will also be sent a periodic report for the Funds and a list of the portfolio securities held in each portfolio of the Funds.

ADDITIONAL INSURANCE BENEFITS (RIDERS). Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. All riders are not available in all states. The cost, if any, of additional insurance benefits will be deducted as part of the Monthly Deduction. (See the section on Charges From Accumulation Value--Monthly Deduction.)

     TERM INSURANCE RIDER. You may increase the total coverage by adding a term insurance rider, at issue, on the Insured person's life. The death benefit provided by the rider adjusts over time.

     If you purchase this rider, the total specified amount is the total of the specified amount for the base Policy plus the specified amount for this rider. We generally restrict the total specified amount at issue to an amount not more than ten times the base Policy specified amount. For example, if the base Policy specified amount is $100,000, then the maximum total specified amount we allow is $1,000,000.

     The death benefit for the term insurance rider is the difference between the total death benefit and the base Policy death benefit. (See the section on Death Benefit Options.) The total death benefit depends upon which Death Benefit option is in effect. If Option A is in effect, the total death benefit is the greater of (1) the total specified amount, or (2) the Accumulation Value multiplied by the appropriate Death Benefit

                              CORPORATE BENEFIT VUL
                                       33
     percentage. If Option B is in effect, the total death benefit is the greater of (1) the total specified amount plus the Accumulation Value, or
     (2) the Accumulation Value multiplied by the appropriate Death Benefit percentage.

     Over time, it is possible that the base Policy Death Benefit could grow and cause a corresponding reduction in the term rider death benefit. If the base Policy Death Benefit becomes equal to the total death benefit, the term rider death benefit will drop to zero, but it will never be less than zero. Even if the death benefit for the rider is reduced to zero, the rider remains in effect until you remove it from the Policy. Therefore, if later the base Policy death benefit is reduced below the total death benefit, the rider death benefit reappears to maintain the total death benefit.

     There is no defined premium for a given amount of term insurance coverage. Instead, we deduct a monthly cost of insurance charge from the Accumulation Value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage multiplied by the term death benefit in effect that month. The cost of insurance rates will be determined by us from time to time. They will be based on the Insured's gender, Issue Age, Policy duration ,and risk class. The monthly maximum cost of insurance rates for this rider will be in the Policy.

     Subject to certain limitations, after the first Policy Year you may decrease the specified amount for this rider. The specified amount remaining in force for this rider after any requested decrease may not be less than $50,000. You may terminate all coverage under this rider at any time after the first Policy Year. You may not increase the specified amount of this rider nor add this rider to your Policy after issue. Coverage under this rider is not convertible.

You may select only one of the following riders:

     WAIVER OF MONTHLY DEDUCTIONS ON DISABILITY RIDER. This rider provides for the waiver of Monthly Deductions for the Policy and all riders while the Insured is disabled.

     DISABILITY BENEFIT PAYMENT RIDER. This rider provides for the payment by AVLIC of a disability benefit in the form of premiums while the Insured is disabled. The benefit amount may be chosen by the Policy Owner at the issue of the rider. In addition, while the Insured is totally disabled, the Cost of Insurance for the rider will not be deducted from Accumulation Value.

DISTRIBUTION OF THE POLICIES

The principal underwriter for the Policies is AIC, a wholly owned subsidiary of AMAL Corporation and an affiliate of AVLIC. AIC was organized under Nebraska law on December 29, 1983, and is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers ("NASD"). AVLIC pays AIC for acting as the principal underwriter under an Underwriting Agreement. In 1999, AIC received gross variable universal life compensation of $____ , and retained $____ in underwriting fees, and $____ in brokerage commissions on AVLIC's variable universal life policies.

AIC offers its clients a wide variety of financial products and services and has the ability to execute stock and bond transactions on a number of national exchanges. AIC also serves as principal underwriter for AVLIC's variable annuities, and for Ameritas Life's variable life and variable annuity products. AIC is the underwriter for the Ameritas Portfolios, and also serves as its investment adviser. It also has executed selling agreements with a variety of mutual funds, unit investment trusts and direct participation programs.

The Policies are sold through registered representatives of AIC or other broker-dealers which have entered into selling agreements with AVLIC or AIC. These registered representatives are also licensed by state insurance officials to sell AVLIC's variable life policies. Each of the broker-dealers with a selling agreement is registered with the SEC and is a member of the NASD.

Under these selling agreements, AVLIC pays commission to the broker-dealers, which in turn pay commissions to the registered representative who sells this Policy. The commission may equal an amount up to 30% of premium in the first Policy Year and up to 12% of premium in renewal years. Broker-dealers may also receive a service fee up to an

                              Corporate Benefit VUL
                                       34
annualized rate of .50% of the Accumulation Value beginning in the sixth Policy Year. Compensation arrangements may vary among broker-dealers. In addition, AVLIC may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered representatives who meet certain production standards may receive additional compensation. AVLIC may reduce or waive the sales charge and/or other charges on any Policy sold to directors, officers or employees of AVLIC or any of its affiliates, employees and registered representatives of any broker-dealer that has entered into a sales agreement with AVLIC or AIC and the spouses or children of the above persons. In no event will any such reduction or waiver be permitted where it would be unfairly discriminatory to any person.

FEDERAL TAX MATTERS

The following discussion provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or cover all situations. This discussion is not intended as tax advice. No attempt has been made to consider in detail any applicable state or other tax laws except premium taxes (See discussion in the section on Percent of Premium Charge). This discussion is based upon AVLIC's understanding of the relevant laws at the time of filing. Counsel and other competent tax advisors should be consulted for more complete information before a Policy is purchased. AVLIC makes no representation as to the likelihood of the continuation of present federal income tax laws nor of the interpretations by the Internal Revenue Service. Federal tax laws are subject to change and thus tax consequences to the Insured, Policy Owner or Beneficiary may be altered.

(1) TAXATION OF AVLIC. AVLIC is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, (the "Code"). At this time, since Separate Account V is not a separate entity from AVLIC, and its operations form a part of AVLIC, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Net investment income and realized net capital gains on the assets of Separate Account V are reinvested and automatically retained as a part of the reserves of the Policy and are taken into account in determining the Death Benefit and Accumulation Value of the Policy. AVLIC believes that Separate Account V net investment income and realized net capital gains will not be taxable to the extent that such income and gains are retained as reserves under the Policy.

     AVLIC does not currently expect to incur any federal income tax liability attributable to Separate Account V with respect to the sale of the Policies. Accordingly, no charge is being made currently to Separate Account V for federal income taxes. If, however, AVLIC determines that it may incur such taxes attributable to Separate Account V, it may assess a charge for such taxes against Separate Account V.

     AVLIC may also incur state and local taxes (in addition to premium taxes for which a deduction from premiums is currently made). At present, they are not charges against Separate Account V. If there is a material change in state or local tax laws, charges for such taxes attributable to Separate Account V, if any, may be assessed against Separate Account V.

(2) TAX STATUS OF THE POLICY. The Code (Section 7702) includes a definition of a life insurance contract for federal tax purposes which places limitations on the amount of premiums that may be paid for the Policy and the relationship of the Accumulation Value to the Death Benefit. AVLIC believes that the Policy meets the statutory definition of a life insurance contract. If the Death Benefit of a Policy is changed, the applicable defined limits may change. In the case of a decrease in the Death Benefit, a partial withdrawal, a change in Death Benefit option, or any other such change that reduces future benefits under the Policy during the first 15 years after a Policy is issued and that results in a cash distribution to the Policy Owners in order for the Policy to continue complying with the
     Section 7702 defined limits on premiums and Accumulation Values, such distributions may be taxable in whole or in part as ordinary income to the Policy Owner (to the extent of any gain in the Policy) as prescribed in
     Section 7702.

     The Code (Section 7702A) also defines a "modified endowment contract" for federal tax purposes. If a life insurance policy is classified as a modified endowment contract, distributions from it (including loans) are taxed as ordinary income to the extent of any gain. This Policy will become a "modified endowment contract" if the premiums paid into the Policy fail to meet a 7-pay premium test as outlined in Section 7702A of the Code.


                              CORPORATE BENEFIT VUL
                                       35

     Certain benefits the Insured may elect under this Policy may be material changes affecting the 7-pay premium test. These include, but are not limited to, changes in Death Benefits and changes in the Specified Amount. Should the Policy become a "modified endowment contract" partial withdrawals, full Surrenders, assignments, pledges, and loans (including loans to pay loan interest) under the Policy will be taxable to the extent of any gain under the Policy. A 10% penalty tax also applies to the taxable portion of any distribution made prior to the taxpayer's age 59 1/2. The 10% penalty tax does not apply if the distribution is made because the taxpayer becomes disabled as defined under the Code or if the distribution is paid out in the form of a life annuity on the life of the taxpayer or the joint lives of the taxpayer and Beneficiary. One may avoid a Policy becoming a modified endowment contract by, among other things, not making excessive payments or reducing benefits. Should you deposit excessive premiums during a Policy Year, that portion that is returned by AVLIC within 60 days after the Policy Anniversary Date will reduce the premiums paid to avoid the Policy becoming a modified endowment contract. All modified endowment policies issued by AVLIC to the same Policy Owner in any 12 month period are treated as one modified endowment contract for purposes of determining taxable gain under Section 72(e) of the Internal Revenue Code. Any life insurance policy received in exchange for a modified endowment contract will also be treated as a modified endowment contract. You should contact a competent tax professional before paying additional premiums or making other changes to the Policy to determine whether such payments or changes would cause the Policy to become a modified endowment contract.

     The Code (Section 817(h)) also authorizes the Secretary of the Treasury (the "Treasury") to set standards by regulation or otherwise for the investments of Separate Account V to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for federal tax purposes. If the Policy is not treated as life insurance because it fails the diversification requirements, the Policy Owner is then subject to federal income tax on gain in the Policy as it is earned. Separate Account V, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in regulations published in the Federal Register on March 2, 1989, which affect how the Fund's assets may be invested.

     While AIC, an AVLIC affiliate, is the adviser to certain of the portfolios, AVLIC does not have control over any of the Funds or their investments. However, AVLIC believes that the Funds will be operated in compliance with the diversification requirements of the Internal Revenue Code. Thus, AVLIC believes that the Policy will be treated as a life insurance contract for federal tax purposes.

     In connection with the issuance of regulations relating to the diversification requirements, the Treasury announced that such regulations do not provide guidance concerning the extent to which policy owners may direct their investments to particular divisions of a separate account. Regulations in this regard may be issued in the future. It is not clear what these regulations will provide nor whether they will be prospective only. It is possible that when regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, AVLIC reserves the right to modify the Policy as necessary to prevent the Policy Owner from being considered the owner of the assets of Separate Account V or otherwise to qualify the Policy for favorable tax treatment.

     The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.

(3) TAX TREATMENT OF POLICY PROCEEDS. AVLIC believes that the Policy will be treated in a manner consistent with a fixed benefit life insurance policy for federal income tax purposes. Thus, AVLIC believes that the Death Benefit will generally be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code and the Policy Owner will not be deemed to be in constructive receipt of the Accumulation Value under the Policy until its actual Surrender. However, in the event of certain cash distributions under the Policy resulting from any change which reduces future benefits under the Policy, the distribution may be taxed in whole or in part as ordinary income (to the extent of gain in the Policy.) See previous discussion on Tax Status of the Policy. In addition, certain exceptions apply to the general rule that death benefit proceeds are non-taxable. Federal, state, and local tax consequences of ownership or receipt of Policy proceeds depends on the circumstances of each Policy Owner and Beneficiary.

     AVLIC also believes that loans received under a Policy will be treated as debt of the Policy Owner and that no part of any loan under a Policy will constitute income to the Policy Owner so long as the Policy remains in force, unless the Policy becomes a "modified endowment contract." See discussion of modified endowment contract distributions in the section on Tax Status of the Policy. Should the Policy lapse while Policy loans are outstanding

                              CORPORATE BENEFIT VUL
                                       36
     the portion of the loans attributable to earnings will become taxable. Generally, interest paid on any loan under a Policy owned by an individual will not be tax-deductible.

     Except for policies with respect to a limited number of key persons of an employer (both as defined in the Internal Revenue Code), and subject to applicable interest rate caps and debt limits, the Health Insurance Portability and Accountability Act of 1996 (the "Health Insurance Act") generally repealed the deduction for interest paid or accrued after October 13, 1995 on loans from corporate owned life insurance policies on the lives of officers, employees or persons financially interested in the taxpayer's trade or business. Certain transitional rules for then existing debt are included in the Health Insurance Act. The transitional rules included a phase-out of the deduction for debt incurred (1) before January 1, 1996, or
     (2) before January 1, 1997, for policies entered into in 1994 or 1995. The phase-out of the interest expense deduction occurred over a transition period between October 13, 1995 and January 1, 1999. There is also a special rule for pre-June 21, 1986 policies. The Taxpayer Relief Act of 1997 ("TRA '97"), further expanded the interest deduction disallowance for businesses by providing, with respect to policies issued after June 8, 1997, that no deduction is allowed for interest paid or accrued on any debt with respect to life insurance covering the life of any individual (except as noted above under pre-'97 law with respect to key persons and pre-June 21, 1986 policies). Any material change in a policy (including a material increase in the death benefit) may cause the policy to be treated as a new policy for purposes of this rule. TRA '97 also provides that no deduction is permissible for premiums paid on a life insurance policy if the taxpayer is directly or indirectly a beneficiary under the policy. Also under TRA '97 and subject to certain exceptions, for policies issued after June 8, 1997, no deduction is allowed for that portion of a taxpayer's interest expense that is allocable to unborrowed policy cash values. This disallowance generally does not apply to policies owned by natural persons. BUSINESSES CONTEMPLATING THE PURCHASE OF A NEW POLICY OR A CHANGE TO AN EXISTING POLICY SHOULD CONSULT A QUALIFIED TAX ADVISOR REGARDING THE TAX IMPLICATIONS OF THESE RULES FOR THEIR PARTICULAR SITUATIONS.

     The right to change Policy Owners (See the section on General Provisions.) and the provision for partial withdrawals (See the section on Partial Withdrawals.) may have tax consequences depending on the circumstances of such exchange, change, or partial withdrawal. Upon complete Surrender, if the amount received plus any Outstanding Policy Debt exceeds the total premiums paid (the "basis") that are not treated as previously withdrawn by the Policy Owner, the excess generally will be taxed as ordinary income.

     Federal, state and local tax consequences of ownership or receipt of Death Benefit Proceeds depend on applicable law and the circumstances of each Policy Owner or Beneficiary. In addition, the tax consequences of using the Policy in non-qualified deferred compensation, salary continuance, split-dollar insurance, and executive bonus plans may vary depending on the particular facts and circumstances of the arrangement. Further, if the Policy is used in connection with tax-qualified retirement plans, certain limitations prescribed by the Internal Revenue Service on, and rules with respect to the taxation of, life insurance protection provided through such plans may apply. The advice of qualified tax counsel should be sought in connection with use of life insurance in non-qualified or qualified plans.

     YOU SHOULD CONSULT QUALIFIED TAX AND/OR LEGAL ADVISORS TO OBTAIN COMPLETE INFORMATION ON FEDERAL, STATE AND LOCAL TAX CONSIDERATIONS APPLICABLE TO YOUR PARTICULAR SITUATION

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

AVLIC holds the assets of Separate Account V. The assets are kept physically segregated and held separately and apart from the General Account assets, except for the Fixed Account. AVLIC maintains records of all purchases and redemptions of Funds' shares by each of the Subaccounts.

THIRD PARTY SERVICES

AVLIC is aware that certain third parties are offering investment advisory, asset allocation, money management and timing services in connection with the Policies. AVLIC does not engage any such third parties to offer such services of any type. In certain cases, AVLIC has agreed to honor transfer instructions from such services where it has received powers of attorney, in a form acceptable to it, from the Policy Owners participating in the service. Firms or persons offering such services do so independently from any agency relationship they may have with AVLIC for the sale of Policies. AVLIC takes no responsibility for the investment allocations and transfers transacted on a Policy Owner's behalf by such third parties or any investment allocation recommendations made by such parties. Policy Owners should be aware that fees paid for such services are separate and in addition to fees paid under the Policies.



                              CORPORATE BENEFIT VUL
                                       37

VOTING RIGHTS

AVLIC is the legal holder of the shares held in the Subaccounts of Separate Account V and as such has the right to vote the shares, to elect Directors of the Funds, and to vote on matters that are required by the Investment Company Act of 1940 and upon any other matter that may be voted upon at a shareholder meeting. To the extent required by law, AVLIC will vote all shares of each of the Funds held in Separate Account V at regular and special shareholder meetings of the Funds according to instructions received from Policy Owners based on the number of shares held as of the record date for such meeting.

The number of Fund shares in a Subaccount for which instructions may be given by a Policy Owner is determined by dividing the Accumulation Value held in that Subaccount by the net asset value of one share in the corresponding portfolio of the Fund. Fractional shares will be counted. Fund shares held in each Subaccount for which no timely instructions from Policy Owners are received and Fund shares held in each Subaccount which do not support Policy Owner interests will be voted by AVLIC in the same proportion as those shares in that Subaccount for which timely instructions are received. Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, AVLIC may elect to vote shares of the Fund in its own right.

DISREGARD OF VOTING INSTRUCTION. AVLIC may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification or investment objectives or policies of one or more of the Funds' portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Funds. In addition, AVLIC itself may disregard voting instructions that would require changes in the investment objectives or policies of any portfolio or in an investment adviser or principal underwriter for the Funds, if AVLIC reasonably disapproves those changes in accordance with applicable federal regulations. If AVLIC does disregard voting instructions, it will advise Policy Owners of that action and its reasons for the action in the next annual report or proxy statement to Policy Owners.

STATE REGULATION OF AVLIC

AVLIC, a stock life insurance company organized under the laws of Nebraska, is subject to regulation by the Nebraska Department of Insurance. On or before March 1 of each year an NAIC convention blank covering the operations and reporting on the financial condition of AVLIC and Separate Account V as of December 31 of the preceding year must be filed with the Nebraska Department of Insurance. Periodically, the Nebraska Department of Insurance examines the liabilities and reserves of AVLIC and Separate Account V.

In addition, AVLIC is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. The Policies offered by the prospectus are available in the various states as approved. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investments.

EXECUTIVE OFFICERS AND DIRECTORS OF AVLIC

This list shows name and position(s) with AVLIC followed by the principal occupations for the last five years. Where an individual has held more than one position with an organization during the last 5-year period, the last position held has been given.

LAWRENCE J. ARTH, DIRECTOR, CHAIRMAN OF THE BOARD, AND CHIEF EXECUTIVE OFFICER* Director, Chairman of the Board, and Chief Executive Officer: Ameritas Life; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.

WILLIAM J. ATHERTON, DIRECTOR, PRESIDENT, AND CHIEF OPERATING OFFICER*
Director: AMAL Corporation; President: North American Security Life Insurance Company; also served as officer and/or director of other subsidiaries and/or affiliates of North American.

                              CORPORATE BENEFIT VUL
                                       38

KENNETH C. LOUIS, DIRECTOR, EXECUTIVE VICE PRESIDENT*
Director, President and Chief Operating Officer: Ameritas Life; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.

GARY R. MCPHAIL, DIRECTOR, EXECUTIVE VICE PRESIDENT**
Director, President, and Chief Executive Officer: AmerUs Life; also serves as officer and/or director of other subsidiaries and/or affiliates of AmerUs Life; Executive Vice President--Marketing and Individual Operations: New York Life Insurance Company; President: Lincoln National Sales Corporation.

CHARLES J. CAVANAUGH, SENIOR VICE PRESIDENT, NATIONAL SALES MANAGER*
Director, Product Manufacturing and Supply: Merrill Lynch Insurance Group; Director of Marketing: ITT Hartford Life Insurance Companies.

BRIAN J. CLARK, VICE PRESIDENT-FIXED ANNUITY PRODUCT DEVELOPMENT** Senior Vice President--Product Management: AmerUs Life.

MICHAEL G. FRAIZER, DIRECTOR**
Controller: AmerUs Life; also serves as director of an affiliate of AVLIC.

THOMAS C.  GODLASKY,  DIRECTOR,  SENIOR  VICE  PRESIDENT  AND  CHIEF  INVESTMENT
OFFICER**
Executive Vice President and Chief Investment Officer: AmerUs Life Holdings, Inc.; Executive Vice President and Chief Investment Officer: AmerUs Life (f.k.a. American Mutual Life Insurance Company); Manager-Fixed Income and Derivatives
Department: Providian Corporation; also serves as director of an affiliate of AVLIC; also serves as officer and/or director of other affiliates of AmerUs Life.

JOSEPH K. HAGGERTY, ASSISTANT GENERAL COUNSEL**
Senior Vice President and General Counsel: AmerUs Life Holdings, Inc.; Senior Vice President and General Counsel: AmerUs Life (f.k.a. American Mutual Life Insurance Company f.k.a. Central Life Assurance Company***); Senior Vice President, Deputy General Counsel: I.C.H. Corporation; also serves as an officer to an affiliate of AVLIC, and served as officer and/or director of other subsidiaries and/or affiliates of I.C.H. Corporation; also serves as officer of other affiliates of AmerUs Life.

SANDRA K. HOLMES, VICE PRESIDENT-FIXED ANNUITY CUSTOMER SERVICE**
Senior Vice President: AmerUs Life (f.k.a. American Mutual Life Insurance Company, f.k.a. Central Life Assurance Company***).

KENNETH R. JONES, VICE PRESIDENT-CORPORATE COMPLIANCE AND ASSISTANT SECRETARY* Vice President, Corporate Compliance & Assistant Secretary: Ameritas Life; also serves as officer of other subsidiaries and/or affiliates of Ameritas Life.

CYNTHIA J. LAVELLE, VICE PRESIDENT--PRODUCT, OPERATIONS AND TECHNOLOGY* Assistant Vice President--Variable Operations: Ameritas Life.

WILLIAM W. LESTER, TREASURER*
Senior Vice President - Investments and Treasurer: Ameritas Life; also serves as officer of affiliates of Ameritas Life.

JOANN M. MARTIN, DIRECTOR, CONTROLLER*
Senior Vice President and Chief Financial Officer: Ameritas Life; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.

SHIELA SANDY, ASSISTANT SECRETARY**
Manager Annuity Services: AmerUs Life (f.k.a. American Mutual Life Insurance Company).


                              CORPORATE BENEFIT VUL
                                       39

DONALD R. STADING, SECRETARY AND GENERAL COUNSEL*
Senior Vice President, Secretary and Corporate General Counsel: Ameritas Life; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.

KEVIN WAGONER, ASSISTANT TREASURER**
Director Investment Accounting: AmerUs Life (f.k.a. American Mutual Life Insurance Company, f.k.a. Central Life Assurance Company***); Senior Financial
Analyst: Target Stores.

* Principal business address: Ameritas Variable Life Insurance Company, 5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501
** Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309
*** Central Life Assurance Company merged with American Mutual Life Insurance Company on December 31, 1994. Central Life Assurance Company was the survivor of the merger. Contemporaneous with the merger, Central Life Assurance Company changed its name to American Mutual Life Insurance Company. (American Mutual Life Insurance Company changed its name to AmerUs Life Insurance Company on July 1, 1996.)

LEGAL MATTERS

All matters of Nebraska law pertaining to the Policy, including the validity of the Policy and AVLIC's right to issue the Policy under Nebraska Insurance Law, have been passed upon by Donald R. Stading, Secretary and General Counsel of AVLIC.

LEGAL PROCEEDINGS

There are no legal proceedings to which Separate Account V is a party or to which the assets of Separate Account V are subject. AVLIC is not involved in any litigation that is of material importance in relation to its ability to meet its obligations under the Policies, or that relates to Separate Account V. AIC is not involved in any litigation that is of material importance in relation to its ability to perform under its underwriting agreement.

EXPERTS

Actuarial   matters   included  in  this   prospectus   have  been  examined  by
____________________ of Ameritas Life Insurance Corp., as stated in the opinion filed as an exhibit to the registration statement.

ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning Separate Account V, AVLIC and the Policy offered hereby. Statements contained in this prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

FINANCIAL STATEMENTS

The financial statements of AVLIC ________ should be considered only as bearing on the ability of AVLIC to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in Separate Account V.

                              CORPORATE BENEFIT VUL
                                       40

APPENDIX A

ILLUSTRATIONS OF DEATH BENEFITS AND VALUES

The following tables illustrate how the values and Death Benefits of a Policy may change with the investment experience of the Fund. The tables show how the values and Death Benefits of a Policy issued to an Insured of a given age and specified underwriting risk classification who pays the given premium at issue would vary over time if the investment return on the assets held in each portfolio of the Funds were a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables on pages A-3 through A-6 illustrate a Policy issued to a male, age 45, under a preferred rate non-tobacco underwriting risk classification. A standard tobacco use and non-tobacco use, and preferred non-tobacco classification and different rates for certain specified amounts. The values and Death Benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy
Years, or if the Insured were assigned to a different underwriting risk classification.

The second column of the tables shows the accumulated value of the premiums paid at 5%. The following columns show the Death Benefits and the values for uniform hypothetical rates of return shown in these tables. The tables on pages A-3 and A-5 are based on the current Cost of Insurance Rates, current expense deductions and the maximum percent of premium loads. These reflect the basis on which AVLIC currently sells its Policies. The maximum allowable Cost of Insurance Rates under the Policy are based upon the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker, Male and Female Mortality Tables, without smoker distinction. AVLIC anticipates reflecting future improvements in actual mortality experience through adjustments in the current Cost of Insurance Rates actually applied. AVLIC also anticipates reflecting any future improvements in expenses incurred by applying lower percent of premium charges and other expense deductions. The Death Benefits and values shown in the tables on pages A-4 and A-6 are based on the assumption that the maximum allowable Cost of Insurance Rates as described above and maximum allowable expense deductions are made throughout the life of the Policy.

The amounts shown for the Death Benefits, Net Cash Surrender values and accumulation values reflect the fact that the net investment return of the Subaccounts is lower than the gross, after-tax return of the assets held in the Funds as a result of expenses paid by the Fund and charges levied against the Subaccounts. The values shown take into account an average of the expenses paid by each portfolio available for investment at an equivalent annual rate of .90% (which is in excess of the current equivalent annual rate of .87% of the aggregate average daily net assets of the Funds) and the daily charge by AVLIC to each Subaccount for assuming mortality and expense risks and administrative expenses (which is equivalent to a charge at an annual rate of 0.90% for Policy Years 1-15 and 0.45% thereafter on pages A-3 and A-5 and at an annual rate of 1.10% for Policy Years 1-15 and .65% thereafter on pages A-4 and A-6 of the average net assets of the Subaccounts). A portion of the brokerage commissions that certain Fidelity Funds pay was used to reduce Funds expenses. In addition, certain Fidelity Funds have entered into arrangements with their custodian whereby interest earned on uninvested cash balances was used to reduce custodian expenses. Without these reductions, expenses would have been higher. The Investment Advisor or other affiliates of the various Funds have agreed to reimburse the portfolios to the extent that the aggregate operating expenses (certain portfolios may exclude certain items) were in excess of an annual rate of .30% for the Ameritas Money Market portfolio, .28% for the Ameritas Index 500 Portfolio, .79% for the Ameritas Growth portfolio; .70% for the Ameritas Income & Growth portfolio, .89% for the Ameritas Small Capitalization portfolio, .84% for the Ameritas MidCap Growth portfolio, .85% for the Ameritas Emerging Growth portfolio, .86% for the Ameritas Research portfolio, .88% for the Ameritas Growth With Income portfolio, 1.25% for the Alger American Balanced portfolio; 1.50% for the Alger American Leveraged AllCap portfolio, 1.20% for the MSDW Asian Equity, 1.15% for the MSDW Global Equity and MSDW International Magnum, 1.10% for the MSDW U.S. Real Estate Portfolios of daily net assets. MFS Co. has agreed to bear expenses for the Global Governments Series and New Discovery Series, subject to reimbursement by the series, such that each series "Other Expenses" shall not exceed .25% of the average daily net assets of the series during the current fiscal year. These agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return. The illustrated gross annual investment rates of return of 0%, 6%, and 12% were computed after deducting fund expenses and correspond to approximate net annual rates of -1.80%, 4.20%, and 10.20% respectively, for Policy Years 1-15 and -1.35%, 4.65%, and 10.65% for the Policy Years thereafter respectively, on pages A-3 and A-5 and -2.00%, 4.00%, and 10.00% respectively, for years 1-15, -1.55%, 4.45%, and 10.45 % thereafter on pages A-4 and A-6.

The hypothetical values shown in the tables do not reflect any charges for federal income tax burden attributable to Separate Account V, since AVLIC is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0 percent, 6 percent, or 12 percent by an amount sufficient to cover the tax charges in order to produce the Death Benefits and Accumulation Values illustrated. (See the section on Federal Tax Matters.)

The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to Separate Account V, and if no Policy loans have been made. The tables are also based on the assumptions that the Policy Owner has not requested an increase or decrease in the initial Specified Amount, that no partial withdrawals have been made, and that no more than fifteen transfers have been made in any Policy Year so that no transfer charges have been incurred. Illustrated values would be different if the proposed Insured were female, a tobacco user, in substandard risk classification, or were another age, or if a higher or lower premium was illustrated.

Upon request, AVLIC will provide comparable illustrations based upon the proposed Insured's age, gender and risk class, the Specified Amount, the Death Benefit option, and planned periodic premium schedule requested, and any available riders requested. In addition, upon client request, illustrations may be furnished reflecting allocation of premiums to specified Subaccounts. Such illustrations will reflect the expenses of the portfolio in which the Subaccount invests.


ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY



Male Issue Age: 45                    Nontobacco                        Preferred Underwriting Class

                              PLANNED PERIODIC ANNUAL PREMIUM: $6000
                                INITIAL SPECIFIED AMOUNT: $500000
                                     DEATH BENEFIT OPTION: A

                        USING CURRENT SCHEDULE OF COST OF INSURANCE RATES

                       0% Hypothetical Gross     6% Hypothetical Gross    12% Hypothetical Gross
                     Annual Investment Return  Annual Investment Return  Annual Investment Return
                          (-1.80% Net)              ( 4.20% Net)               (10.20% Net)
                    ------------------------- -------------------------- -------------------------
        Accumulated
End Of  Premiums At Accumu-    Cash             Accumu-   Cash          Accumu-    Cash
Policy  5% Interest  lation  Surrender  Death   lation  Surrender Death  lation  Surrender Death
 Year     Per Year   Value     Value   Benefit   Value    Value  Benefit Value    Value   Benefit
 ----     --------   -----     -----   -------   -----    -----  ------- ------    -----   -------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10

  15
  20

 Ages
  60
   6
  70
  75

1) Assumes an annual $6000 premium is paid at the beginning of each policy year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY



Male Issue Age: 45                    Nontobacco                        Preferred Underwriting Class

                              PLANNED PERIODIC ANNUAL PREMIUM: $6000
                                INITIAL SPECIFIED AMOUNT: $500000
                                     DEATH BENEFIT OPTION: A

                   USING MAXIMUM ALLOWABLE SCHEDULE OF COST OF INSURANCE RATES

                       0% Hypothetical Gross     6% Hypothetical Gross    12% Hypothetical Gross
                     Annual Investment Return  Annual Investment Return  Annual Investment Return
                          (-2.00% Net)              ( 4.00% Net)              ( 10.00% Net)
                    ------------------------- ------------------------- -------------------------
        Accumulated
End Of  Premiums At Accumu-    Cash             Accumu-   Cash          Accumu-    Cash
Policy  5% Interest  lation  Surrender  Death   lation  Surrender Death  lation  Surrender Death
 Year     Per Year   Value     Value   Benefit   Value    Value  Benefit Value    Value   Benefit
 ----     --------   -----     -----   -------   -----    -----  -------------    -----   -------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10

  15
  20

 Ages
  60
  65
  70
  75

* In the absence of an additional premium

1) Assumes an annual $6000 premium is paid at the beginning of each policy year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY



Male Issue Age: 45                    Nontobacco                        Preferred Underwriting Class

                             PLANNED PERIODIC ANNUAL PREMIUM: $20000
                                INITIAL SPECIFIED AMOUNT: $500000
                                     DEATH BENEFIT OPTION: B

                        USING CURRENT SCHEDULE OF COST OF INSURANCE RATES

                       0% Hypothetical Gross     6% Hypothetical Gross    12% Hypothetical Gross
                     Annual Investment Return  Annual Investment Return  Annual Investment Return
                          (-1.80% Net)              ( 4.20% Net)               (10.20% Net)
                    ------------------------- ------------------------ --------------------------
        Accumulated
End Of  Premiums At Accumu-    Cash             Accumu-   Cash          Accumu-    Cash
Policy  5% Interest  lation  Surrender  Death   lation  Surrender Death  lation  Surrender Death
 Year     Per Year   Value     Value   Benefit   Value    Value  Benefit Value    Value   Benefit
 ----     --------   -----     -----   -------   -----    -----  -------------    -----   -------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10

  15
  20

 Ages
  60
  65
  70
  75

1) Assumes an annual $20000 premium is paid at the beginning of each policy year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY



Male Issue Age: 45                    Nontobacco                        Preferred Underwriting Class

                             PLANNED PERIODIC ANNUAL PREMIUM: $20000
                                INITIAL SPECIFIED AMOUNT: $500000
                                     DEATH BENEFIT OPTION: B

                   USING MAXIMUM ALLOWABLE SCHEDULE OF COST OF INSURANCE RATES

                       0% Hypothetical Gross     6% Hypothetical Gross    12% Hypothetical Gross
                     Annual Investment Return  Annual Investment Return  Annual Investment Return
                          (-2.00% Net)              ( 4.00% Net)              ( 10.00% Net)
                    ------------------------- ------------------------- --------------------------
        Accumulated
End Of  Premiums At Accumu-    Cash             Accumu-   Cash          Accumu-    Cash
Policy  5% Interest  lation  Surrender  Death   lation  Surrender Death  lation  Surrender Death
 Year     Per Year   Value     Value   Benefit   Value    Value  Benefit Value    Value   Benefit
 ----     --------   -----     -----   -------   -----    -----  -------------    -----   -------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10

  15
  20

 Ages
  60
  65
  70
  75

1) Assumes an annual $20000 premium is paid at the beginning of each policy year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

INCORPORATION BY REFERENCE

The Registrant, Separate Account V, purchases or will purchase units from the portfolios of these Funds at the direction of its Policy Owners. The prospectuses of these Funds will be distributed with this prospectus and are hereby incorporated by reference. The prospectuses incorporated by reference are as follows:


                          Calvert Variable Series, Inc.
                               Ameritas Portfolios
                            Registration No. 2-80154

                        Variable Insurance Products Fund
                            Registration No. 2-75010
                       Variable Insurance Products Fund II
                            Registration No. 33-20773

                             The Alger American Fund
                            Registration No. 33-21722

                          MFS Variable Insurance Trust
                           Registration No. 333-74668

                Morgan Stanley Dean Witter Universal Funds, Inc.
                            Registration No. 333-3013

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

Registrant  makes  the  following   representation   pursuant  to  the  National
Securities Markets Improvements Act of 1996:

Ameritas Variable Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.


                              RULE 484 UNDERTAKING

AVLIC'S By-laws provide as follows:

The Company shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and wil be governed by the final adjudication of such issue.


                     REPRESENTATION PURSUANT TO RULE 6E-3(T)

This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ameritas Variable Life Insurance Company Separate Account V, certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska on this 20th day of January, 2000.


                                       AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                                 SEPARATE ACCOUNT V, Registrant

                            AMERITAS VARIABLE LIFE INSURANCE COMPANY, Depositor




Attest: /s/ Donald R. Stading            By:/s/ Lawrence J. Arth
       -----------------------              -------------------------
           Secretary                            Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the Directors and Principal Officers of Ameritas Variable Life Insurance Company on the dates indicated.



         SIGNATURE                 TITLE                            DATE
         ----------                ------                           -----

/s/ Lawrence J. Arth         Director, Chairman of the Board    January 20, 2000
---------------------        and Chief Executive Officer
   Lawrence J. Arth


/s/ William J. Atherton      Director, President and            January 20, 2000
-----------------------      Chief Operating Officer
   William J. Atherton


/s/ Kenneth C. Louis         Director, Executive Vice President January 20, 2000
----------------------
   Kenneth C. Louis


/s/ Gary R. McPhail          Director, Executive Vice President January 20, 2000
-----------------------
   Gary R. McPhail


/s/ Thomas C. Godlasky      Director, Senior Vice President    January 20, 2000
-----------------------     and Chief Investment Officer
   Thomas C. Godlasky


/s/  JoAnn M. Martin        Director, Controller               January 20, 2000
-----------------------
   JoAnn M. Martin

         SIGNATURE                 TITLE                            DATE
         ----------                ------                           -----


/s/ Michael G. Fraizer           Director                       January 20, 2000
-----------------------
    Michael G. Fraizer


/s/ William W. Lester            Treasurer                      January 20, 2000
-----------------------
    William W. Lester


/s/ Donald R. Stading            Secretary and General Counsel  January 20, 2000
-----------------------
    Donald R. Stading






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                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:

The facing sheet.
The prospectus  consisting of 40 pages.
The  undertaking  to file reports.
The undertaking pursuant to Rule 484. Representations pursuant to Rule 6e-3(T). The signatures.
Written consents of the following:
(a) (actuary)
(b) Donald R. Stading
(c) (auditors)

The Following Exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N- 8B-2.
     (1)  Resolution   of  the   Board  of   Directors   of  AVLIC   Authorizing
          Establishment of the Account.*
     (2)  Not applicable.
     (3)(a)  Principal Underwriting Agreement.*
        (b)  Proposed Form of Selling  Agreement.*
        (c)  Commission Schedule - To be filed by later amendment.
     (4)  Not Applicable.
     (5)(a) Form of Policy - To be filed by later amendment.
        (b)  Form of Policy Riders - To be filed by later amendment.
     (6)(a) Articles of incorporation of Ameritas Variable Life Insurance Company.**
        (b) Bylaws of Ameritas Variable Life Insurance Company.***
     (7)  Not applicable.
     (8)(a) Participation Agreement in the Calvert Variable Series, Inc.****
        (b) Participation   Agreement  in  the  Variable  Insurance  Products
            Fund.**
        (c) Participation Agreement in the Alger American Fund.**
        (d) Participation Agreement in the MFS Variable Insurance Trust.*
        (e) Participation  Agreement in the Morgan Stanley  Universal  Funds,
            Inc.*
     (9)  Not Applicable.
     (10) Form of Application for Policy - To be filed by later amendment
2.   (a)(b)  Opinion and  Consent of Donald R.  Stading,  Secretary  and General
     Counsel
3. No financial statements will be omitted from the final Prospectus pursuant to Instruction 1(b) or (c) or Part I.
4.   Not applicable.
5.   Not applicable.
6.   (a)(b) Opinion and Consent of actuary - To be filed by later amendment.
7.   Consent of Independent Auditors - To be filed by later amendment.
8.   Form  of  Notice  of   Withdrawal   Right  and  Refund   pursuant  to  Rule
     6e-3(T)(b)(13)(viii) under the Investment Company Act of 1940.**


* Incorporated by reference to the initial Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed November 5, 1996.

**   Incorporated   by   reference  to  the   Pre-Effective   Amendment  to  the
     Registration   Statement  for  Ameritas  Variable  Life  Insurance  Company
     Separate Account V, File No. 333-15585, filed January 17, 1997.

***  Incorporated  by  Reference  to  Pre-Effective   Amendment  No.  1  to  the
     Registration   Statement  for  Ameritas  Variable  Life  Insurance  Company
     Separate Account VA-2, File No. 333-36507, filed February 20, 1998.

**** Incorporated by reference to Post-Effective  Amendment No. 5 to the initial
     Registration   Statement  for  Ameritas  Variable  Life  Insurance  Company
     Separate Account V, File No. 333-15585, filed August 30, 1999.

                                  EXHIBIT INDEX

EXHIBIT


2.(a)(b)    Opinion and Consent of Donald R. Stading